GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

02015148

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: 026225.1 - FAX: 026225.312 - E-MAIL: DAVIDECAMPARI@CAM... - WWW.CAMPARI.COM

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

RECEIVED FEB 1 1 2002 340

January 6, 2002

Davide Campari-Milano S.p.A (File No. 82-5203)
Rule 12(g)(3)-2(b) (iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari-Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)3 – 2(b) (iii) of the Securities Exchange Act of 1934, please find enclosed:

(1) the "Documento Informativo" supplied to Consob, concerning the acquisition by a subsidiary of the Company of Skyy Spirits LLC, dated January 30, 2002, together with a summary in English.

(2) A copy of this letter which I request that you date, stamp and return.

If you have any questions regarding the enclosed submission please contact me at the following telephone number: direct dial no. 00 39 02 6225 283.

Thank you for your co-operation and attention.

PROCESSED
FEB 2 5 2002
THOMSON FINANCIAL

Yours faithfully

Liza Bathke
Legal Counsel
Davide Campari-Milano S.p.A

SUMMARY OF "DOCUMENTO INFORMATIVO" RELATING TO THE ACQUISITION OF SKYY SPIRITS LLC BY REDFIRE INC., A COMPANY WHOLLY CONTROLLED BY DAVIDE CAMPARI-MILANO S.P.A.

General information in relation to the "Documento Informativo".

Pursuant to Italian law, Article 71 of the Legislative Decree of 24 February 1998 number 58 as adopted by Delibera Consob number 11971 on May 14, 1999, information relating to a material acquisition by a listed company of another company must be supplied to Consob (the Italian stock exchange commission) and to the general public in a "Documento Informativo"(information document).

General information relating to the acquisition.

The acquisition is for 50% of Skyy Spirits LLC's (as follows "***Skyy***") units by Redfire Inc. (as follows " ***Redfire***"), a company controlled 100% by Davide Campari-Milano S.p.A, (as follows "***Campari***"), , to be added to the 8.9% already held by the Campari Group. The selling party was Skyy Spirits, Inc. (the ***"Seller"***), a company controlled by Mr. Maurice Kanbar. The acquisition was completed on January 15, 2002. The price of the acquisition was USD 207,500,000 (Euro 235,448,000). Following the acquisition, the unit structure of Skyy is as follows:
58.9% - Redfire
30.1% - the Seller
11% - 3 Skyy managers (A.P. Foglio, K. Greggor, G.M. Ruvo) (as follows "***Management Team***").

Contents of the "Documento Informativo".

Various risk factors are disclosed in connection with the acquisition. These include the market concentration of Skyy in the USA, the use of a bank credit line of Euro 113,469,000 by Redfire and the put option in favour of Skyy's minority unit-holders.

Skyy
Skyy is a Delaware corporation operating out of their San Francisco office, which markets and distributes alcoholic drinks. Its main market is the domestic USA market, where it distributes its own products, Skyy Vodka and Skyy Citrus as well as other third party's products including those of Campari. For the year 2000, Skyy's net sales (as reclassified in accordance with Italian GAAP) were Euro 106,724,000 and its net income was Euro 23,408,000, representing an increase from the previous year of 37.4% and 65.0% respectively.

Skyy intends to launch its new product "Skyy Blue" in the USA market in March 2002 following a licensing agreement with Miller Brewing Company to strengthen its position in the USA and to enter into the ready-to-drink products market.

Pricing of the Acquisition
An adjustment of the purchase price will occur if either of the two following situations occurs:

a) if Skyy's net income as at December 31, 2002 is less than USD 34,000,000 (Euro 38,579,000) the price will be reduced by the same percentage of the reduction of the actual net income for 2002 itself, in respect of the target of USD 35,962,000.

b) If the actual net income as at December 31, 2002 is more than USD 37,760,100 (Euro 42,846,000), the price will be increased by the same percentage of the increase of the actual net income for 2002 itself, in respect of the target of USD 35,962,000.

No price adjustment will occur if Skyy's net income as at December 31, 2002 is between USD 34,000,000 and USD 35,962,000.

Put and call options

A call option has been granted to Redfire and put options to the Seller and the Management Team for the sale of the remaining interests equal to 30.1% and 11% respectively.

The call option in favour of Redfire and the put option in favour of the Seller will be exercisable in one or more instalments between the third anniversary of the closing date of the purchase agreement and December 31, 2006. The price will be equal to ten times the pro-rata of Skyy's net income during the fiscal year prior to the exercise of the option. A minimum guaranteed price is provided in the case that certain thresholds are met.

The call option in favour of Redfire and the put option in favour of the Management Team may be exercised between May 1, 2007 and November 30, 2007 or on other dates following the occurrence of certain events. The price will be determined by a range of between five and fifteen times the average net income of Skyy between 2002 and 2006, if the option is used after 2007. Set formulas are provided in order to calculate the applicable variable.

Representations and Warranties

The Agreement contains general representations and warranties together with an indemnity obligation in the event of a breach occurring.

Criteria used to determine the purchase price.

The purchase price was determined on the basis of an actualisation of the future cash flow using projections and plans for the future given by the management. The price paid represents an Enterprise Value equal to four times the envisaged net sales for 2001.

Campari's motivation to enter into such an agreement is based on its expansion strategy in order to consolidate its position within the market. The purchase of Skyy will provide Campari with further diversification into another product category and will potentially lead the way for their further development within the spirits market as well as giving geographical expansion into the USA and the world wide market and consolidating the distribution of its own products.

No material changes in the organization of Skyy are foreseen for the near future.

The shareholders relationship is regulated by an Operating Agreement, which contains all the terms and conditions governing the management of Skyy.

The Documento Informativo further contains certain financial information which summarizes the consolidated financial position of Davide Campari-Milano and of Skyy and the financial effects of the acquisition on the accounts of the former. In particular, the following information is provided: (i) Davide Campari-Milano S.p.A's consolidated financial statements as at December 31, 2000 and the interim financial statements as at June 30, 2001; (ii) Skyy's financial statements as at December 31, 2000 and the interim financial statements as at June 30, 2001; (iii) the consolidated pro-forma financial statements relating to Davide Campari-Milano S.p.A including those for Skyy as at December 31, 2000 and the interim financial statements as at June 30, 2001, prepared in accordance with the Italian GAAP principles and assuming that the acquisition had been completed

on January 1, 2000 and on January 1, 2001, respectively; and (iv) the interim financial statements of Davide Campari-Milano S.p.A. as at September 30, 2001.

Spettabile
CONSOB
Via della Posta, 8
20123 Milano

FEB 11 2002

340

Milano, 30 gennaio 2002

Oggetto: **Acquisizione Skyy Spirits, LLC - Deposito documento informativo**

Ai sensi dell'articolo 71 del Regolamento di attuazione del D.Lgs. 24 febbraio 1998 n. 58 adottato dalla CONSOB con Delibera n. 11971 del 14 maggio 1999 e successive modifiche, depositiamo con la presente l'allegato documento informativo relativo all'acquisizione, avvenuta in data 15 gennaio 2002 da parte della nostra controllata Redfire, Inc., di una partecipazione pari al 50% di Skyy Spirits, LLC.

Cordiali saluti.

Davide Campari-Milano S.p.A.
Il Presidente

RICEVUTO DALLA CONSOB
in data 30 GEN. 2002

Allegato

CAMPARI

DOCUMENTO INFORMATIVO

Ai sensi dell'articolo 71 del Regolamento di attuazione del D. Lgs. 24 febbraio 1998 n.58 adottato dalla Consob con Delibera n.11971 del 14 maggio 1999 e successive modifiche

---

ACQUISIZIONE

DI UNA PARTECIPAZIONE PARI AL 50%
DI

SKYY SPIRITS, LLC

con sede in Wilmington, Delaware, USA

ACQUIRENTE:

REDFIRE, INC.
con sede in Wilmington, Delaware, USA
Società controllata al 100%
da

Davide Campari-Milano S.p.A.

con sede in Via Filippo Turati, 27, 20121 Milano (MI)
Capitale sociale Euro 29.040.000 interamente versato
CCIAA di Milano n.1112227 R.E.A.
Codice Fiscale e Partita IVA
06672120158

30 Gennaio 2002

Prospetto riepilogativo dei dati economici, patrimoniali, e finanziari consolidati di Davide Campari-Milano S.p.A., dei dati economici, patrimoniali e finanziari di Skyy Spirits, LLC e dei dati economici, patrimoniali e finanziari consolidati *pro-forma*.

(Euro migliaia)	Semestre chiuso al 30 giugno 2001			
	Consolidato Davide Campari-Milano S.p.A.	Skyy Spirits, LLC (6) (7)	Rettifiche *pro-forma* (8)	Consolidato *pro-forma* Davide Campari-Milano S.p.A.
Dati economici				
Vendite nette (1)	233.585	53.343	(3.014)	283.914
Margine lordo	135.682	32.501	401	168.584
EBITDA (2) prima dei costi non ricorrenti	56.103	13.226	401	69.730
EBITDA (2)	52.082	13.226	401	65.709
Risultato operativo (EBIT) prima dei costi non Ricorrenti	43.937	12.779	(5.881)	50.835
Risultato operativo (EBIT)	39.916	12.779	(5.881)	46.814
Utile prima delle imposte	36.996	12.638	(13.570)	36.064
Utile netto	22.672	12.638	(16.351)	18.959
Dati patrimoniali				
Capitale circolante (3)	162.070	20.306	(144.834)	37.542
Capitale fisso (4)	455.881	23.726	87.621	567.228
Totale attività	686.953	41.353	108.386	836.692
Posizione finanziaria netta (5)	33.418	(5.854)	(256.967)	(229.403)
Posizione finanziaria netta e titoli a breve	74.713	(5.854)	(256.967)	(188.108)
Patrimonio netto	391.847	23.726	(25.649)	389.924
Dati dei flussi di cassa				
Flussi di cassa generati dalle attività operative	33.793	4.540	(4.061)	34.272
Flussi di cassa utilizzati dalle attività di investimento	(109.410)	(901)		(110.311)
Flussi di cassa utilizzati dalle attività di finanziamento	46.008	(3.549)		42.459
Flussi di cassa netti	(30.001)	90		(29.911)
Altre informazioni				
Investimenti	117.237	901		118.138
Dividendi distribuiti	25.496	6.092		31.588
Riserve distribuite			21.519	21.519
Numero azioni	29.040.000	-	-	29.040.000
Valore unitario delle azioni (Euro)	1	-	-	1
Dati per azione				
EBITDA per azione (Euro)	1,79	0,46	0,01	2,26
Risultato operativo per azione (EBIT) (Euro)	1,37	0,44	(0,20)	1,61
Utile prima delle imposte per azione (Euro)	1,27	0,44	(0,47)	1,24
Utile netto per azione (Euro)	0,78	0,44	(0,56)	0,65
Flussi di cassa generati dalle attività operative per azione (Euro)	1,16	0,16	(0,14)	1,18
Patrimonio netto per azione (Euro)	13,49	0,82	(0,88)	13,43

(1) Al netto di sconti e accise

(2) L'EBITDA è dato dal risultato operativo più gli ammortamenti delle immobilizzazioni materiali ed immateriali

(3) Il capitale circolante è uguale al totale delle attività correnti meno le passività correnti

(4) Il capitale fisso è uguale al totale delle attività meno le passività correnti

(5) La posizione finanziaria netta è costituita dalla cassa e dalle disponibilità liquide presso le banche al netto dei debiti verso le banche e le società di leasing

(6) Il bilancio di Skyy Spirits, LLC è redatto in Dollari USA. Al fine di depurare l'effetto derivante dalla conversione dei cambi nell'analisi dei dati presentati, per comodità del lettore, il rapporto di cambio Dollari USA/ Euro è stato mantenuto fisso per tutti gli esercizi e in tutte le tavole presentate nel presente Documento Informativo. Il tasso applicato per la conversione dei bilanci originariamente espressi in Dollari USA è quello in essere al 31 dicembre 2001 e pari a 1 Euro = 0,8813 Dollari USA. Il tasso di cambio in essere alla data di effettuazione della transazione, 15 gennaio 2002, pari a 1 Euro = 0,8815 Dollari USA, non si discosta significativamente dal cambio applicato.

(7) Bilancio di Skyy Spirits, LLC., originariamente predisposto secondo principi contabili di generale accettazione negli Stati Uniti d'America, rettificato per adeguarlo ai principi contabili di Davide Campari-Milano S.p.A. e controllate che sono conformi ai principi contabili italiani. Si veda il Capitolo 4 per la spiegazione delle rettifiche dai principi contabili USA ai principi contabili italiani.

(8) Si veda il Capitolo 5 per la spiegazione delle rettifiche pro-forma

(Euro milioni)	Esercizio chiuso al 31 dicembre 2000 Consolidato Davide Campari-Milano S.p.A.	Skyy Spirits, LLC (6) (7)	Rettifiche *pro-forma* (8)	Consolidato *pro-forma* Davide Campari-Milano S.p.A.
Dati economici				
Vendite nette (1)	434.042	106.724	(6.115)	534.651
Margine lordo	252.874	60.480	(729)	312.625
EBITDA (2) prima dei costi non ricorrenti	105.504	24.560	(729)	129.335
EBITDA (2)	104.421	24.560	(729)	128.252
Risultato operativo (EBIT) prima dei costi non ricorrenti	86.185	23.836	(13.292)	96.729
Risultato operativo (EBIT)	85.102	23.836	(13.292)	95.646
Utile prima delle imposte	97.398	23.408	(28.402)	92.404
Utile netto	52.831	23.408	(32.404)	43.835
Dati patrimoniali				
Capitale circolante (3)	258.730	14.215	(139.299)	133.646
Capitale fisso (4)	468.793	17.181	95.549	581.523
Totale attività	599.448	37.282	110.724	747.454
Posizione finanziaria netta (5)	139.391	(3.401)	(251.031)	(115.041)
Posizione finanziaria netta e titoli a breve	188.299	(3.401)	(251.031)	(66.133)
Patrimonio netto	398.706	17.181	(17.600)	398.287
Dati dei flussi di cassa				
Flussi di cassa generati dalle attività operative	104.784	24.546	(7.331)	121.999
Flussi di cassa utilizzati dalle attività di investimento	(42.476)	(1.022)		(43.498)
Flussi di cassa utilizzati dalle attività di finanziamento	(28.749)	(26.971)		(55.720)
Flussi di cassa netti	33.559	(3.447)		30.112
Altre informazioni				
Investimenti	24.882	1.022		25.904
Dividendi distribuiti	25.496	30.374	-	55.870
Riserve distribuite			15.583	15.583
Numero azioni	29.040.000	-	-	29.040.000
Valore unitario delle azioni (Euro)	1	-	-	1
Dati per azione				
EBITDA per azione (Euro)	3,60	0,85	(0,03)	4,42
Risultato operativo per azione (EBIT) (Euro)	2,93	0,82	(0,46)	3,29
Utile prima delle imposte per azione (Euro)	3,35	0,81	(0,98)	3,18
Utile netto per azione (Euro)	1,82	0,81	(1,12)	1,51
Flussi di cassa generati dalle attività operative per azione (Euro)	3,61	0,85	(0,25)	4,20
Patrimonio netto per azione (Euro)	13,73	0,59	(0,61)	13,72

(1) Al netto di sconti e accise

(2) L'EBITDA è dato dal risultato operativo più gli ammortamenti delle immobilizzazioni materiali ed immateriali

(3) Il capitale circolante è uguale al totale delle attività correnti meno le passività correnti

(4) Il capitale fisso è uguale al totale delle attività meno le passività correnti

(5) La posizione finanziaria netta è costituita dalla cassa e dalle disponibilità liquide presso le banche al netto dei debiti verso le banche e le società di leasing

(6) Il bilancio di Skyy Spirits, LLC è redatto in Dollari USA. Al fine di depurare l'effetto derivante dalla conversione dei cambi nell'analisi dei dati presentati, per comodità del lettore, il rapporto di cambio Dollari USA / Euro è stato mantenuto fisso per tutti gli esercizi e in tutte le tavole presentate nel presente Documento Informativo. Il tasso applicato per la conversione dei bilanci originariamente espressi in Dollari USA è quello in essere al 31 dicembre 2001 e pari a 1 Euro = 0,8813 Dollari USA. Il tasso di cambio in essere alla data di effettuazione della transazione, 15 gennaio 2002, pari a 1 Euro = 0,8815 Dollari USA, non si discosta significativamente dal cambio applicato.

(7) Bilancio di Skyy Spirits, LLC, originariamente predisposto secondo principi contabili di generale accettazione negli Stati Uniti d'America, rettificato per adeguarlo ai principi contabili di Davide Campari-Milano S.p.A. e controllate che sono conformi ai principi contabili italiani. Si veda il Capitolo 4 per la spiegazione delle rettifiche dai principi contabili USA ai principi contabili italiani.

(8) Si veda il Capitolo 5 per la spiegazione delle rettifiche pro-forma

INDICE

PREMESSA

Il presente Documento Informativo (il "**Documento Informativo**"), redatto ai sensi dell'art. 71 del Regolamento di attuazione del decreto legislativo 24 febbraio 1998, n. 58 adottato con Delibera Consob 11971 del 14 maggio 1999 e successive modifiche, contiene le informazioni relative all'acquisizione (l'"**Acquisizione Skyy**") di una partecipazione pari al 50% delle quote di Skyy Spirits, LLC (di seguito "**Skyy**" o la "**Società**"), effettuata da Redfire, Inc. (di seguito "**Redfire**"), società controllata da Davide Campari – Milano S.p.A. (di seguito "**Campari**" o l'"**Emittente**") sulla base dell'accordo stipulato con Skyy Spirits, Inc. (di seguito il "**Venditore**").

1. AVVERTENZE

1.1 Rischi od incertezze che possano condizionare in misura significativa l'attività dell'Emittente derivanti dall'Acquisizione Skyy

- La Società realizza la parte preponderante del suo fatturato in un unico mercato geografico, quello degli Stati Uniti d'America ("**USA**"), e, per la gran parte, attraverso la vendita di un unico prodotto, SKYY Vodka. In ragione di tale concentrazione, qualora, per qualsiasi motivo, le vendite di SKYY Vodka dovessero subire interruzioni o rallentamenti, ciò potrebbe avere effetti negativi sulle attività e sui risultati operativi della Società e del gruppo facente capo all'Emittente (il "**Gruppo Campari**").

- L'Acquisizione Skyy è stata finanziata per Euro 113.469.000 mediante l'assunzione di linee di credito bancarie a breve termine. L'utilizzo delle linee di credito concesse comporterà un incremento della leva finanziaria del Gruppo Campari. L'Emittente sta valutando la possibilità di consolidare il finanziamento bancario a breve termine in essere tramite l'emissione di obbligazioni o altre forme di finanziamento a medio-lungo termine ad essa alternative che, tuttavia, non si prevede possano influenzare negativamente i piani di sviluppo già avviati.

- La struttura dell'operazione prevede, come più avanti illustrato, l'attribuzione di diritti di opzione *put* agli azionisti di minoranza della Società acquisita, con multipli di prezzo prefissati e crescenti al crescere dell'utile della società stessa. Pertanto, in caso di forte crescita dell'utile della Società, anche il prezzo per l'acquisto di tali partecipazioni di minoranza potrebbe risultare proporzionalmente assai più elevato del prezzo pagato per l'acquisto del controllo. Tuttavia, in tal caso, la capacità reddituale e il valore dell'intera Società acquisita, sarebbero anch'essi aumentati.

1.2 Dati economici, patrimoniali e finanziari relativi a Skyy ed informazioni relative a Skyy contenute nel Documento Informativo

- Il contratto di acquisizione della partecipazione in Skyy Spirits, LLC, (il "**Contratto**") è stato perfezionato in data 15 gennaio 2002. Il controllo della gestione è passato all'Emittente a partire dalla stessa data. L'Emittente, pertanto, non assume alcuna responsabilità, diretta e/o indiretta, in relazione alla veridicità, esaustività o completezza di ogni e qualsiasi informazione inerente il bilancio di Skyy al 31 dicembre 2001, contenuta nel presente Documento Informativo.

- Le informazioni su Skyy contenute nel presente Documento Informativo sono principalmente desunte dai dati e dalle informazioni alle quali l'Emittente ha avuto accesso nel corso delle trattative per la stipulazione del Contratto, così come integrate (per quanto possibile) nel periodo intercorrente tra il trasferimento delle quote, intervenuta il 15 gennaio 2002, e la data del presente Documento Informativo. L'Emittente, pur ritenenendo le informazioni predette sufficienti per addivenire alla stipula del Contratto (che è accompagnato da garanzie rilasciate dal Venditore, con particolare riguardo alla completezza e veridicità dei bilanci della Società ed alla correttezza delle pratiche contabili), non può assicurare che le stesse siano idonee o sufficienti ai fini di rendere integralmente conoscibile la Società al pubblico ed agli investitori.

1.3 Profili di rischio ed incertezze evidenziati in prospetti e documenti informativi redatti in precedenza

Il Prospetto Informativo relativo all'Offerta Pubblica di Vendita e all'ammissione alla quotazione sul Mercato Telematico Azionario organizzato e gestito dalla Borsa Italiana S.p.A. di azioni ordinarie Davide Campari – Milano S.p.A., depositato presso la CONSOB in data 20 giugno 2001 a seguito del nulla osta della Consob del 20 giugno 2001, comunicato con nota n. 1049199 (il "**Prospetto di Quotazione**"), contiene, fra le "*Avvertenze relative al settore in cui opera il Gruppo*", la seguente avvertenza qui di seguito trascritta:

> "***Rischi di cambio***
>
> *Il 18,2% circa delle vendite nette consolidate del Gruppo per l'anno 2000 (vendite di prodotti consolidate al netto di sconti e accise) è stato realizzato su mercati estranei all'Unione Europea. Con la crescita dell'attività internazionale della Società in aree estranee a quella dell'Euro, non può escludersi che una significativa oscillazione dei tassi di cambio, in relazione ai quali il Gruppo abbia una esposizione, possa avere in futuro ripercussioni negative sull'attività e sui risultati operativi del Gruppo. Ad esempio, un deprezzamento della valuta brasiliana o statunitense rispetto all'Euro potrebbe avere effetti negativi sull'ammontare delle vendite nette espresse in quelle valute e dei risultati operativi del Gruppo, così come, nel caso inverso, un loro apprezzamento avrebbe effetti corrispondentemente positivi (cfr. Sezione Prima, Capitolo I, Paragrafo 1.2.11).*"

Ad integrazione della predetta avvertenza, si precisa che l'Acquisizione Skyy, che rientra nell'ambito della strategia di crescita del Gruppo Campari, determinerà un significativo incremento delle attività espresse in Dollari statunitensi e, dunque, una maggiore esposizione ai rischi di cambio ed alle oscillazioni del cambio Dollaro/Euro.

2. INFORMAZIONI RELATIVE ALL'OPERAZIONE

2.1. Descrizione sintetica delle modalità e dei termini dell'operazione

In data 12 dicembre 2001, Redfire, società di diritto americano con sede in Wilmington, Delaware, U.S.A., direttamente controllata al 100% da Davide Campari-Milano S.p.A., ha

sottoscritto un accordo con il Venditore per l'acquisizione di un'ulteriore partecipazione in Skyy corispondente al 50% del relativo capitale, che va ad aggiungersi ad una partecipazione pari all'8,9% già detenuta dal Gruppo Campari (*cfr. infra* 2.1.2.1).

In data 15 gennaio 2002, l'accordo è stato eseguito con il trasferimento delle quote di Skyy e con il contestuale integrale pagamento del corrispettivo pattuito di USD 207.500.000 (Euro 235.448.000)([1]).

Computandosi la partecipazione già precedentemente detenuta e quella acquisita in data 15 gennaio 2002, la partecipazione di Redfire in Skyy risulta oggi pari al 58,9% della Società, le residue quote facendo capo, rispettivamente, in misura pari al 30,1%, al Venditore e, in misura pari all'11%, ai tre *managers* della Società, i signori Anthony P. Foglio, Keith Greggor e Gerard M. Ruvo (di seguito, collettivamente, il "**Management Team**").

L'operazione prevede altresì l'attribuzione di diritti di opzione *call* a favore di Redfire e di opzione *put* a favore del Venditore e del Management Team per le rimanenti partecipazioni nella Società da tali soggetti possedute, secondo vari termini e modalità, come più avanti specificato.

2.1.1 Descrizione della Società e delle attività oggetto dell'operazione di acquisizione

Società

La Società opera nel settore della produzione e distribuzione di bevande alcoliche. Essa ha sede legale in Wilmington, Delaware, USA, sede operativa a San Francisco e uffici commerciali a New York e in altre località degli USA.

La Società non detiene direttamente o indirettamente partecipazioni in altre società o enti.

Attività

Il business della Società è stato creato da Maurice Kanbar, inventore con oltre 30 brevetti al suo attivo. Nel 1988, Kanbar avviò delle ricerche sul modo di eliminare le impurità presenti nell'*alcol* delle bevande, che possono determinare fastidiosi effetti secondari. Ed è proprio in occasione di queste ricerche che nacque SKYY Vodka, lanciata a San Francisco nel 1992.

La Società distribuisce nel mercato statunitense i principali marchi propri (SKYY Vodka e SKYY Citrus), oltre ad alcuni rilevanti marchi di terzi (Cutty Sark *Scotch whisky* e Sambuca Molinari), nonché *brands* del Gruppo Campari, tra cui in particolare Campari, Cinzano e Ouzo 12.

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[1] Il rapporto di cambio Dollari Statunitensi – Euro applicato nel presente Documento Informativo per comodità del lettore è il cambio in essere al 31 dicembre 2001, pari a 1 Euro = 0,8813 Dollari Statunitensi. Il tasso di cambio in essere alla data di effettuazione della transazione, 15 gennaio 2002, pari a 1 Euro = 0,8815 Dollari Statunitensi, non si discosta significativamente dal cambio applicato.

La Società sviluppa direttamente l'attività commerciale e di marketing per i propri prodotti sul mercato degli USA, mentre l'attività di produzione è terziarizzata, operando tuttavia la Società uno stretto controllo di qualità sull'attività dei terzi contraenti.

Nel 2000 il fatturato netto della Società è stato di Euro 106.724.000 e l'utile, secondo principi contabili italiani, è stato di Euro 23.408.000, con una crescita, rispettivamente, del 37,4% e del 65,0% rispetto all'anno precedente.

SKYY Vodka, con una previsione di vendite - secondo i dati forniti dal Venditore - di 1,3 milioni di casse da 9 litri negli USA nel 2001 e un tasso di crescita medio ponderato ("CAGR") del 19% negli ultimi cinque anni, è uno dei marchi a più alto tasso di crescita nel segmento *branded vodka*[2], che rappresenta a sua volta uno dei comparti più dinamici del settore *spirits*.

Nel 2001 il fatturato netto atteso della Società - sempre secondo i dati forniti dal Venditore - è di circa Euro 126.000.000, con un incremento atteso di circa il 18,1% rispetto all'anno precedente, mentre l'utile atteso è di circa Euro 31.500.000 in crescita di circa il 34,7% rispetto all'anno precedente.

Nel dicembre 2001 la Società ha stipulato un contratto di licenza con Miller Brewing Company, una delle principali società produttrici di birra sul mercato americano, per lo sviluppo congiunto di una bevanda alcolica a base di malto denominata "SKYY BLUE". Il lancio di tale prodotto, che verrà fabbricato e distribuito da Miller Brewing Company sul mercato domestico degli USA, è previsto per il mese di marzo 2002 e sarà supportato da ingenti investimenti pubblicitari e promozionali da parte del licenziatario. SKYY BLUE, che conterrà aromi di agrumi e vodka, appartiene alla categoria dei cosiddetti *ready-to-drink products*, in fortissima espansione sia sul mercato americano che su quelli internazionali.

Da notare è che, data la forma giuridica della Società che è una LLC *(Limited Liability Company)*, le imposte sono assolte dai soci. L'utile evidenziato dalla Società nel proprio conto economico è quindi al lordo delle imposte. Pertanto, qualsiasi riferimento all'utile di Skyy nel presente Documento Informativo deve sempre intendersi ante imposte.

Maggiori informazioni sulle attività di Skyy sono reperibili accedendo al sito Internet www.skyy.com.

2.1.2 Modalità, condizioni e termini dell'operazione

2.1.2.1 Modalità dell'acquisto della partecipazione

Corrispettivo e termine di pagamento

[2] Nel 2001, IMPACT, autorevole rivista del settore, ha assegnato a SKYY Vodka il premio "Hot brand" per il sesto anno consecutivo

L'operazione consiste nell'acquisizione da parte di Redfire di una partecipazione del 50% in Skyy per un corrispettivo di USD 207.500.000 (Euro 235.448.000), interamente pagato il 15 gennaio 2002 (data contrattuale del c.d. "Closing").

Meccanismo d'adeguamento del prezzo

Il Contratto prevede un meccanismo di adeguamento del prezzo nel caso in cui l'utile 2002 della Società risulti significativamente diverso dal *target* di USD 35.962.000 (Euro 40.806.000) previsto per l'esercizio 2002.

Il Contratto prevede in particolare che:

a) qualora l'utile effettivo relativo all'esercizio chiuso al 31 dicembre 2002 risultasse inferiore a USD 34.000.000 (Euro 38.579.000), il prezzo verrà moltiplicato per il rapporto tra l'utile effettivo 2002 ed il target previsto di USD 35.962.000 (Euro 40.806.000), in modo che il prezzo venga ridotto nella stessa misura percentuale della diminuzione dell'utile effettivo 2002 rispetto al target previsto di USD 35.962.000 (Euro 40.806.000);
b) qualora l'utile effettivo relativo all'esercizio chiuso al 31 dicembre 2002 risultasse superiore a USD 37.760.100 (Euro 42.846.000), il prezzo verrà moltiplicato per il rapporto tra l'utile effettivo 2002 ed il target previsto di USD 35.962.000 (Euro 40.806.000), in modo che il prezzo venga aumentato nella stessa misura percentuale dell'aumento dell'utile effettivo 2002 rispetto al target previsto di USD 35.962.000 (Euro 40.806.000).

Il Contratto prevede che il corrispettivo pagato da Redfire non venga adeguato qualora l'utile effettivo dell'esercizio 2002 risulti compreso tra USD 34.000.000 (Euro 38.579.000) e USD 37.760.100 (Euro 42.846.000).

Struttura del capitale della Società a seguito dell'Acquisizione Skyy

Il primo investimento del Gruppo Campari in Skyy risale al dicembre 1998, allorquando esso acquisì una partecipazione in Skyy del 10%, nel quadro di una più ampia alleanza strategica con la Società che prevedeva l'attribuzione al Gruppo Campari del diritto di distribuzione *world wide* (con la sola eccezione degli USA) di SKYY Vodka e la distribuzione da parte di Skyy di alcuni prodotti Campari nel mercato statunitense.

Successivamente, per via dell'attribuzione di partecipazioni al Management Team, la quota di Campari (tramite Redfire) in Skyy si era diluita all'8,9%.

Per effetto dell'Acquisizione Skyy, Redfire ha ora acquistato una ulteriore partecipazione pari al 50%, così raggiungendo la soglia complessiva del 58,9%.

La seguente tabella rappresenta l'assetto proprietario di Skyy.

Skyy Spirits, Inc. (Venditore)	30,1%
Redfire, Inc. (Campari)	58,9%
Management Team	11,0%
Totale	**100,0%**

Opzioni put e call

L'operazione prevede altresì l'attribuzione di diritti di opzione *call* a favore di Redfire e di opzione *put*, rispettivamente, a favore del Venditore (Tabella 1) e del Management Team (Tabella 2) per le partecipazioni da tali soggetti possedute, pari rispettivamente al 30,1% e al 11%.

Le condizioni d'esercizio di tali opzioni sono riassunte nelle due tabelle che seguono:

Tabella 1

Opzione	***Call* a favore di Redfire e *Put* a favore del Venditore**
Esercizio	In una o più *tranches*, tra il terzo anniversario del Closing ed il 31 dicembre 2006
Prezzo	10 volte l'utile *pro-quota* dell'ultimo esercizio chiuso prima dell'esercizio dell'opzione. Prezzo minimo, qualora il *target* di utile di USD 35.962.000 (Euro 40.806.000) sia stato raggiunto nell'esercizio 2002, *pro-quota* di USD 415.000.000 (Euro 470.895.000)

Tabella 2

Opzione	***Call* a favore di Redfire**	***Put* a favore del Management Team**
Esercizio	a) Tra il 1 maggio 2007 ed il 30 novembre 2007; ovvero b) in caso di: 1. Cessazione del rapporto di lavoro con Skyy 2. Morte 3. Invalidità *4. IPO*	a) In una sola volta, tra il 1 maggio 2007 ed il 30 novembre 2007; ovvero b) in caso di: 1. Cessazione del rapporto di lavoro con Skyy 2. Morte 3. Invalidità
Prezzo	Multiplo variabile tra 5 e 15 volte l'utile netto medio 2002-2006 (esercizio dell'opzione nel periodo maggio - novembre 2007) o dell'utile netto medio 2002 - ultimo esercizio chiuso (esercizio dell'opzione prima del 2007), *pro-quota*. Il multiplo applicabile è funzione del raggiungimento nel periodo corrispondente dei *target* di utili previsti nel *business plan* quinquennale di Skyy: • Meno del 70%: multiplo di 5 • Tra il 70% e il 100%: multiplo di 10 • Tra il 100% e il 120%: multiplo di 13 • Oltre il 120%: multiplo di 15	

Dichiarazioni e garanzie

Come da prassi, il Contratto contiene le dichiarazioni e garanzie di comune uso per i contratti di acquisizione di partecipazioni societarie e prevede il conseguente obbligo di indennizzo in caso di violazione delle stesse.

Garanzie finanziarie

L'adempimento da parte del Venditore degli eventuali obblighi di pagamento, derivanti dal meccanismo di adeguamento del prezzo nonché dalle garanzie contrattuali a favore di Redfire, è garantito mediante la cessione in garanzia (*"escrow"*) della rimanente partecipazione del 30,1% della Società rimasta di proprietà del Venditore a favore di una banca, che assolve la funzione di *"Escrow Agent"*.

2.1.2.2 Condizioni dell'operazione

Il Closing del Contratto non è stato sottoposto a condizioni risolutive particolari, fatto salvo il rispetto degli obblighi generali di buona fede dei vari contraenti (inclusi i membri del Management Team) e la consegna di una serie di documenti destinati a dare effetto al Closing stesso. In particolare, non è risultata necessaria alcuna approvazione delle autorità *anti-trust* competenti.

2.1.2.3 Criteri seguiti per la determinazione del prezzo

Il corrispettivo di USD 207.500.000 (Euro 235.448.000) è stato determinato principalmente mediante il criterio di attualizzazione finanziaria dei flussi futuri di cassa, sulla base di proiezioni e piani elaborati dal *management* dell'Emittente.

Il prezzo pagato di USD 207.500.000 (Euro 235.448.000) rappresenta un *Enterprise Value* pari a circa 4 volte le vendite nette stimate del 2001, come evidenziato nella seguente tabella:

	Euro migliaia
Prezzo pagato per il 50% di Skyy	235.448
Equity value di Skyy (100%)	470.896
Indebitamento stimato di Skyy alla data di acquisizione, circa USD 30.000.000 (si veda Capitolo 4)	34.041
Enterprise Value	504.937
Stima vendite nette 2001	126.000
Rapporto *Enterprise Value* / Stima vendite nette 2001	4

Il prezzo pagato è inoltre pari a 14,9 volte l'utile *target* di Skyy per l'esercizio 2001 e a 11,5 volte l'utile *target* di Skyy per l'esercizio 2002 come evidenziato nella seguente tabella

	Euro migliaia
Prezzo pagato per il 50% di Skyy	235.448
Equity value di Skyy	470.896
Utile *target* Skyy 2001	31.500
Utile *target* Skyy 2002	40.800
Rapporto prezzo pagato / utile *target* 2001	14,9
Rapporto prezzo pagato / utile *target* 2002	11,5

2.1.2.4 Perizie redatte a supporto del prezzo

Non sono state redatte perizie a supporto del prezzo. Come illustrato al punto 2.1.2.1., il prezzo è soggetto ad adeguamento eventuale in base all'utile effettivo dell'esercizio 2002.

2.1.2.5 Soggetto da cui le attività sono state acquistate

Come già illustrato nel Paragrafo 2.1, Redfire ha acquistato la partecipazione di 50% nella Skyy dal Venditore., società americana con sede in Wilmington, Delaware, il cui principale azionista è Maurice Kanbar.

2.1.3 Fonti di finanziamento

L'acquisto della partecipazione è stato finanziato per Euro 121.979.000 con l'utilizzo delle disponibilità liquide dell'Emittente e delle sue controllate e per Euro 113.469.000 con l'utilizzo di linee di credito bancarie a breve termine. L'Emittente stà valutando la possibilità di consolidare il finanziamento bancario a breve termine in essere tramite l'emissione di obbligazioni o altre forme di finanziamento a medio-lungo termine ad esso alternative.

2.2 Motivazioni e finalità dell'operazione

2.2.1 Motivazioni dell'operazione con particolare riguardo agli obiettivi gestionali

Le principali motivazioni dell'operazione sono qui di seguito riassunte. L'operazione si inquadra nella strategia di crescita dell'Emittente attraverso acquisizioni significative, che consentano all'Emittente di partecipare appieno al processo di consolidamento del settore.

Attraverso l'acquisizione di Skyy l'Emittente intende raggiungere i seguenti obiettivi:

- diversificazione del proprio portafoglio prodotti, mediante l'ingresso in una categoria, quella della *vodka*, in forte espansione;
- acquisizione di un marchio con alto tasso di crescita e forte potenziale per un ulteriore sviluppo in un mercato generale, quello degli *spirits*, maturo e con volumi stabili;
- diversificazione geografica nel più importante mercato mondiale;
- consolidamento dei rapporti di distribuzione, con rafforzamento della presenza di Campari, Cinzano, Ouzo 12 e degli altri prodotti del Gruppo negli USA e con la disponibilità di una rete commerciale propria negli USA, che potrà fungere da piattaforma per ulteriori acquisizioni;
- acquisizione di *managers* di comprovato successo con forte esperienza nel settore.

2.2 Programmi elaborati relativamente alla partecipazione acquisita

Non sono previste a breve termine modifiche rilevanti all'organizzazione ed ai programmi di Skyy.

Skyy svolge la propria attività in un'area geografica diversa da quella presidiata dal Gruppo, quindi è previsto il sostanziale mantenimento della sua operatività attuale.

Un vantaggio atteso dall'Acquisizione Skyy è il rafforzamento della distribuzione dei prodotti Campari nella rete statunitense di Skyy e dei prodotti SKYY Vodka e SKYY Citrus nella rete di distribuzione internazionale del Gruppo.

2.3 Rapporti con la società oggetto dell'operazione ed i soggetti da cui la partecipazione è stata acquistata

2.3.1 Rapporti significativi intrattenuti dall'Emittente, direttamente o indirettamente, tramite società controllate, con la società oggetto dell'operazione e in essere al momento dell'effettuazione dell'operazione stessa

Redfire detiene sin dal gennaio 1999 una partecipazione nella Società, inizialmente pari al 10% e successivamente ridottasi al 8,9% per effetto della diluizione conseguente all'attribuzione di partecipazione al Management Team.

Inoltre, Campari International S.A.M., società controllata dall'Emittente, possiede dal gennaio 1999 i diritti di distribuzione mondiale (con esclusione degli USA) dei prodotti SKYY Vodka e, successivamente, SKYY Citrus. Il contratto relativo ha durata sino al 31 dicembre 2008, ed è rinnovabile per ulteriori periodi di dieci anni, a determinate condizioni.

Sempre dal gennaio 1999, Campari International S.A.M. ha attribuito alla Società una licenza di distribuzione sul territorio statunitense dei prodotti a marchio Campari e, successivamente, di Ouzo 12 e Cinzano.

2.3.2 Rapporti o accordi significativi tra l'Emittente, le società da questo controllate, i dirigenti e gli amministratori dell'Emittente e i soggetti da cui la partecipazione è stata acquistata

I rapporti tra i soci di Skyy sono regolati attraverso un *Operating Agreement*, che costituisce il contratto sociale e che contiene tutte le pattuizioni tra i soci relative al funzionamento della Società. L'originario *Operating Agreement*, stipulato in occasione dell'acquisto della partecipazione del 10% da parte di Redfire, conteneva varie pattuizioni a tutela del socio di minoranza, nonché l'impegno a corrispondere al Management Team, al raggiungimento di determinati obiettivi di redditività della Società, una partecipazione nella stessa fino all'11% complessivo, con proporzionale diluizione delle quote del Venditore e di Redfire. Tale originario *Operating Agreement* ha subito alcune modifiche successive e, al Closing della transazione relativa all'acquisto dell'ulteriore 50% da parte di Redfire, è stato sostituito con un nuovo *Operating Agreement*, con sostanziale inversione dei ruoli gestionali e delle tutele del Venditore e di Redfire.

Come illustrato al punto 2.1.2.1., sono inoltre correnti fra Redfire, il Venditore e il Management Team vari accordi di opzione *put* e *call*.

Il contratto che disciplina le opzioni *put* e *call*, rispettivamente del Venditore e di Redfire, prevede altresì che il Venditore abbia la facoltà, a partire dal 15 settembre 2002, di far sì che la propria partecipazione residua sia smobilizzata attraverso una offerta pubblica di vendita sul mercato azionario americano, tramite una *IPO (Initial Public Offering)*.

2.3.3 Documenti a disposizione del pubblico e luoghi in cui possono essere consultati

Presso la sede legale di Davide Campari-Milano S.p.A., Via Filippo Turati 27, 20121 Milano, sono disponibili per la consultazione, oltre al presente Documento Informativo, i seguenti documenti:

- bilancio consolidato di Davide Campari-Milano S.p.A. al 31 dicembre 2000;
- relazione semestrale di Davide Campari-Milano S.p.A. al 30 giugno 2001;
- relazione trimestrale di Davide Campari-Milano S.p.A. al 30 settembre 2001;
- bilancio di Skyy Spirits, LLC al 31 dicembre 2000 e 1999;
- bilancio di Skyy Spirits, LLC al 30 giugno 2001;
- relazioni della società di revisione sull'esame dei dati *pro-forma* presentati nel Capitolo 5 del presente Documento Informativo;
- presentazione agli analisti dell'operazione di acquisizione;
- Prospetto Informativo relativo all'Offerta Pubblica di Vendita e all'ammissione alla quotazione sul Mercato Telematico Azionario organizzato e gestito dalla Borsa Italiana S.p.A. di azioni ordinarie Davide Campari - Milano S.p.A., depositato presso la CONSOB in data 20 giugno 2001 a seguito del nulla osta della Consob del 20 giugno 2001, comunicato con nota n. 1049199.

3 EFFETTI SIGNIFICATIVI DELL'OPERAZIONE

3.1 Effetti significativi dell'operazione sui fattori chiave che influenzano e caratterizzano l'attività dell'Emittente nonché sulla tipologia di *business* svolto dall'Emittente medesimo

Per quanto concerne gli effetti significativi dell'operazione sui fattori chiave che influenzano e caratterizzano l'attività dell'Emittente si rimanda a quanto già detto nel Paragrafo 2.2 del presente Documento Informativo.

3.2 Implicazioni dell'operazione sulle linee strategiche afferenti i rapporti commerciali, finanziari e di prestazioni accentrate di servizi tra le imprese del gruppo

Rapporti commerciali

I rapporti commerciali attualmente in essere tra Campari International S.A.M., indirettamente controllata dall'Emittente, e la Società, continueranno in forza dei contratti di distribuzione già menzionati nel Paragrafo 2.3.1.

Rapporti finanziari

Non esistono al momento rapporti di finanziamento tra l'Emittente e la Società.

4. DATI ECONOMICI, PATRIMONIALI E FINANZIARI RELATIVI ALLE ATTIVITA' ACQUISITE

4.1 Dati economici, patrimoniali e finanziari relativi alla partecipazione acquisita.

Nel presente capitolo vengono presentati i bilanci della Società acquisita al 31 dicembre 2000 e 1999. Viene inoltre presentato il bilancio per il semestre chiuso al 30 giugno 2001.

La Società predispone i propri bilanci in Dollari USA secondo principi contabili di generale accettazione negli Stati Uniti d'America. I bilanci della Società al 31 dicembre 2000 e 1999 ed al 30 giugno 2001 sono costituiti dallo stato patrimoniale, dal conto economico, dal rendiconto dei flussi di cassa, dal prospetto dei movimenti del patrimonio netto e dalle note esplicative.

Al fine di depurare l'effetto derivante dalla conversione dei cambi nell'analisi dei dati presentati, per comodità del lettore, il rapporto di cambio Dollari USA / Euro è stato mantenuto fisso per tutti gli esercizi e in tutte le tavole presentate nel presente Documento Informativo. Il tasso applicato per la conversione dei bilanci originariamente espressi in Dollari USA è quello in essere al 31 dicembre 2001 e pari a 1 Euro = 0,8813 Dollari USA. Il tasso di cambio in essere alla data di effettuazione della transazione, 15 gennaio 2002, pari a 1 Euro = 0,8815 Dollari USA, non si discosta significativamente dal cambio applicato.

I principi contabili di generale accettazione negli Stati Uniti d'America, differiscono dai principi contabili adottati da Davide Campari-Milano S.p.A. che sono conformi ai principi enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri (principi contabili italiani). Conseguentemente i bilanci della Società sono stati rettificati per uniformarli ai principi contabili dell'Emittente.

La principale differenza identificata tra i principi contabili di generale accettazione negli Stati Uniti d'America ed i principi contabili italiani è relativa alla contabilizzazione degli effetti derivanti dal contratto, di cui al paragrafo 2.3.2., che prevede l'assegnazione di partecipazioni della Società ("Members' Units"), da parte di Redfire e del Venditore, al Management Team, al raggiungimento di determinati risultati della Società. I principi contabili di generale accettazione negli Stati Uniti d'America, richiedono la contabilizzazione nel conto economico del compenso corrisposto sotto forma di Members' Units e l'incremento del patrimonio come evidenziato nel prospetto dei movimenti del patrimonio netto della Società. I principi contabili italiani non prevedono la contabilizzazione di tale costo né dell'incremento del patrimonio della Società.

4.1.1 Tavola comparativa degli stati patrimoniali, dei conti economici riclassificati dei rendiconti dei flussi di cassa e dei prospetti dei movimenti del patrimonio netto relativi agli ultimi due esercizi della Società acquisita.

Nelle tavole allegate vengono presentatilo stato patrimoniale ed il conto economico riclassificati consolidati per gli esercizi chiusi al 31 dicembre 1999 ed al 31 dicembre 2000.

La presentazione include:

i. i bilanci redatti in Dollari USA secondo i principi contabili USA,
ii. i bilanci redatti secondo i principi contabili USA convertiti in Euro,
iii. le rettifiche per uniformarli ai principi contabili italiani,
iv. i bilanci in Euro, redatti secondo principi contabili italiani,

classificati secondo gli schemi di presentazione adottati da Campari nel Prospetto Informativo relativo all'Offerta Pubblica di Vendita e all'ammissione alla quotazione sul Mercato Telematico Azionario organizzato e gestito dalla Borsa Italiana S.p.A. di azioni ordinarie di Davide Campari-Milano S.p.A. del 6 luglio 2001. Campari presenta i propri bilanci consolidati secondo gli schemi di presentazione internazionali.

Tali bilanci derivano dai bilanci consolidati predisposti secondo gli schemi di presentazione dei bilanci consolidati civilistici. La riclassificazione non ha avuto effetti sul risultato netto e sul patrimonio netto consolidati, ad eccezione della riclassificazione delle quote di patrimonio di pertinenza dei terzi tra le passività.

SKYY SPIRITS, LLC

STATO PATRIMONIALE

Al 31 dicembre 2000 e 1999

	31 dicembre 2000				31 dicembre 1999			
	Principi USA		Rettifiche	Principi italiani	Principi USA		Rettifiche	Principi italiani
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro
ATTIVITA'								
Attività correnti								
Cassa e banche	2	2		2	3.040	3.449		3.449
Crediti verso clienti, al netto del fondo svalutazione	15.515	17.605		17.605	16.201	18.383		18.383
Rimanenze	12.938	14.681		14.681	7.818	8.871		8.871
Altre attività correnti	1.788	2.028		2.028	1.016	1.153		1.153
Totale attività correnti	30.243	34.316		34.316	28.075	31.856		31.856
Immobilizzazioni materiali nette	1.271	1.442		1.442	593	673		673
Immobilizzazioni immateriali nette	1.343	1.524		1.524	1.758	1.995		1.995
Totale attività	32.857	37.282		37.282	30.426	34.524		34.524
PASSIVITA' E PATRIMONIO NETTO								
Passività correntI								
Debiti verso banche	2.999	3.403		3.403				
Debiti verso fornitori	9.367	10.629		10.629	6.549	7.431		7.431
Altre passività correnti	5.349	6.069		6.069	2.596	2.946		2.946
Totale passività correnti	17.715	20.101		20.101	9.145	10.377		10.377
Totale patrimonio netto	15.142	17.181		17.181	21.281	24.147		24.147
Totale passività e patrimonio netto	32.857	37.282		37.282	30.426	34.524		34.524
POSIZIONE FINANZIARIA NETTA	(2.997)	(3.401)		(3.401)	3.040	3.449		3.449

SKYY SPIRITS, LLC

CONTO ECONOMICO

Esercizi chiusi al 31 dicembre 2000 e 1999

	31 dicembre 2000				31 dicembre 1999			
	Principi USA		Rettifiche	Principi italiani	Principi USA		Rettifiche	Principi italiani
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro
Vendite nette	**94.056**	**106.724**		**106.724**	**68.431**	**77.648**		**77.648**
Costo del venduto	(40.755)	(46.244)		(46.244)	(30.888)	(35.048)		(35.048)
Margine lordo	**53.301**	**60.480**		**60.480**	**37.543**	**42.600**		**42.600**
Pubblicità e promozioni	(16.219)	(18.403)		(18.403)	(13.003)	(14.754)		(14.754)
Costi di vendita e distribuzione	(10.163)	(11.532)		(11.532)	(7.132)	(8.093)		(8.093)
Margine commerciale	**26.919**	**30.545**		**30.545**	**17.408**	**19.753**		**19.753**
Spese generali e amministrative	(5.526)	(6.270)		(6.270)	(4.818)	(5.467)		(5.467)
Ammortamento avviamento e marchi	(387)	(439)		(439)	(287)	(326)		(326)
Risultato operativo = EBIT	**21.006**	**23.836**		**23.836**	**12.303**	**13.960**		**13.960**
Proventi (oneri) finanziari netti	59	67		67	197	224		224
Utili (perdite) su cambi netti	10	11		11				
Altri proventi (oneri) non operativi	(9.046)	(10.264)	9.758	(506)	(4.300)	(4.879)	4.879	
Utile prima delle imposte	**12.029**	**13.650**	**9.758**	**23.408**	**8.200**	**9.305**	**4.879**	**14.184**
Imposte								
Utile netto	**12.029**	**13.650**	**9.758**	**23.408**	**8.200**	**9.305**	**4.879**	**14.184**
EBITDA (1)								
Risultato operativo	21.006	23.836		23.836	12.303	13.960		13.960
Ammortamenti materiali	222	252		252	169	192		192
Ammortamenti immateriali	416	472		472	315	357		357
EBITDA	21.644	24.560		24.560	12.787	14.509		14.509

(1) Risultato operativo più ammortamenti immobilizzazioni materiali e immateriali

RENDICONTO DEI FLUSSI DI CASSA

Esercizi chiusi al 31 dicembre 2000 e 1999

	31 dicembre 2000				31 dicembre 1999			
	Principi USA		Rettifiche	Principi italiani	Principi USA		Rettifiche	Principi italiani
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE								
Utile netto dell'esercizio	12.029	13.650	9.758	23.408	8.200	9.305	4.879	14.184
Rettifiche per riconciliare l'utile netto al flusso di cassa generato dalle attivita' operative :								
"Compensation in the form of Members' units"	8.600	9.758	(9.758)		4.300	4.879	(4.879)	
Ammortamenti	638	724		724	484	549		549
Variazioni nelle attività e passività operative:								
Crediti verso clienti	686	778		778	(16.517)	(18.742)		(18.742)
Rimanenze	(5.120)	(5.810)		(5.810)	(4.524)	(5.133)		(5.133)
Debiti verso fornitori	2.818	3.198		3.198	5.562	6.311		6.311
Altro	1.981	2.248		2.248	(644)	(730)		(730)
FLUSSO DI CASSA GENERATO DALLE ATTIVITA' OPERATIVE	**21.632**	**24.546**		**24.546**	**(3.139)**	**(3.561)**		**(3.561)**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO								
Acquisto di immobilizzazioni materiali	(901)	(1.022)		(1.022)	(364)	(413)		(413)
FLUSSO DI CASSA UTILIZZATO DALLE ATTIVITA' DI INVESTIMENTO	**(901)**	**(1.022)**		**(1.022)**	**(2.253)**	**(2.556)**		**(2.556)**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO								
Variazioni netta debiti verso banche a breve termine	2.999	3.403		3.403				
Dividendi distribuiti	(26.768)	(30.374)		(30.374)	(6.568)	(7.454)		(7.454)
Versamenti soci					15.000	17.020		17.020
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**(23.769)**	**(26.971)**		**(26.971)**	**8.432**	**9.566**		**9.566**
AUMENTO DIMINUZIONE NETTA CASSA E BANCHE	**(3.038)**	**(3.447)**		**(3.447)**	**3.040**	**3.449**		**3.449**
CASSA E BANCHE ALL'INIZIO DELL'ESERCIZIO	3.040	3.449		3.449				
CASSA E BANCHE ALLA FINE DELL'ESERCIZIO	**2**	**2**		**2**	**3.040**	**3.449**		**3.449**

SKYY SPIRITS, LLC

PROSPETTO DEI MOVIMENTI DEL PATRIMONIO NETTO

Esercizi chiusi al 31 dicembre 2000 e 1999

	Principi USA		Rettifiche	Principi italiani
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro
Patrimonio netto iniziale (Members' equity) 1 gennaio 1999	-	-		-
Versamento da socio	15.000	17.020		17.020
Attività nette contribuite da socio	349	397		397
Distribuzioni	(6.568)	(7.454)		(7.454)
Compenso corrisposto al Management Team sotto forma di Members' Units	4.300	4.879	(4.879)	0
Utile netto dell'esercizio	8.200	9.305	4.879	14.184
Patrimonio netto finale (Members' equity) 31 dicembre 1999	**21.281**	**24.147**	**0**	**24.147**
Distribuzione risultati 1999 e acconti 2000	(26.768)	(30.374)		(30.374)
Compenso corrisposto al Management Team sotto forma di Members' Units	8.600	9.758	(9.758)	0
Utile netto dell'esercizio	12.029	13.650	9.758	23.408
Patrimonio netto finale (Members' equity) 31 dicembre 2000	**15.142**	**17.181**	**0**	**17.181**

4.1.1.1 Note esplicative

Organizzazione della Società

La Società è una "Limited Liability Company" costituita nello stato del Delaware il 1 gennaio 1999 per produrre e commercializzare, principalmente negli USA, tramite grossisti indipendenti e distributori, *vodka* ed altri *spirits*. La Società fu costituita con un contratto (il "Contratto di Costituzione") tra il Venditore, alcune figure chiave del *management* della Società (il "Management Team") e una controllata del Gruppo Campari, Redfire Inc. Il Venditore ha conferito tutti i diritti relativi ai suoi prodotti, incluse le attività e passività relative al ramo d'azienda conferito, ricevendo in cambio una partecipazione del 90% nella Società. Le attività e passività conferite sono state iscritte al costo storico di Skyy Spirits Inc. al 1 gennaio 1999 e includono rimanenze per Euro 3.736.816, immobilizzazioni materiali nette per Euro 451.579, altre attività per Euro 274.022 e debiti correnti per Euro 4.066.720. Redfire ha conferito Euro 17.020.000 ricevendo in cambio una partecipazione del 10% nella Società. Contestualmente i soci hanno firmato l'originario *Operating Agreement*, di cui al punto 2.3.2., che costituiva il contratto sociale e che conteneva le pattuizioni relative al funzionamento della Società, incluse le regole per la distribuzione degli utili e delle perdite d'esercizio, nonché la distribuzione preferenziale di Euro 17.020.000 a favore del Venditore.

Campari International S.A.M., società controllata dall'Emittente, possiede dal gennaio 1999 i diritti di distribuzione mondiale (con esclusione degli USA) dei prodotti SKYY Vodka e, successivamente, SKYY Citrus. Il contratto relativo ha durata sino al 31 dicembre 2008, ed è rinnovabile per ulteriori periodi di dieci anni, a determinate condizioni.

Sempre dal gennaio 1999, Campari International S.A.M. ha attribuito alla Società una licenza di distribuzione sul territorio USA dei prodotti a marchio Campari e, successivamente, di Ouzo 12 e Cinzano.

Nel 1999, la Società ha concluso un contratto di distribuzione con durata quinquennale con la Berry Bros & Rudd Limited diventando l'importatore esclusivo di vari *Scotch Whiskies,* tra cui, in particolare Cutty Sark, negli Stati Uniti.

La Società ha concluso con terzi altri contratti di distribuzione di minore importanza, nonché vari contratti di fornitura di materie prime e di produzione e fornitura di prodotti finiti, con durata dai tre ai cinque anni.

Nel dicembre 2001 la Società ha stipulato il contratto di licenza per SKYY BLUE, più dettagliatamente descritto al punto 2.1.1.

Principi contabili significativi

I principi contabili, utilizzati per la redazione dei bilanci della Società al 31 dicembre 2000 e al 31 dicembre 1999 secondo principi contabili italiani, sono esposti di seguito. Nei paragrafi seguenti sono esposte le differenze e gli effetti derivanti dall'applicazione dei principi contabili USA.

Uso delle stime nella redazione del bilancio – La preparazione del bilancio richiede agli estensori di fare stime e ipotesi che hanno effetto sulle attività e passività. I risultati effettivi potrebbero differire da quelli stimati.

Rimanenze - Sono iscritte al minore tra il costo (determinato con il metodo *first-in, first-out* "FIFO") ed il valore di mercato. Il costo, determinato secondo il metodo FIFO, non si discosta in modo signficativo dal costo medio utilizzato da Campari per la redazione del bilancio consolidato di Gruppo.

Immobilizzazioni materiali, nette - Sono iscritte al costo di acquisizione al netto del fondo ammortamento. Le immobilizzazioni materiali sono ammortizzate secondo quote costanti sulla base della vita utile stimata delle diverse categorie di cespiti che, per tali categorie, è compresa tra 3 e 7 anni. Le migliorie su beni immobili in locazione sono ammortizzate secondo quote costanti, sulla base del minore tra il periodo contrattuale della locazione e la vita utile stimata delle migliorie.

Le immobilizzazioni materiali includono alcuni costi interni capitalizzati relativi a *software*. Tali costi sono ammortizzati in quote costanti sulla base della vita utile stimata del *software*.

Immobilizzazioni immateriali – Le immobilizzazioni immateriali sono costituite dal costo di acquisizione di alcuni marchi di terzi e da altri costi. Il costo di acquisizione dei marchi include i costi sostenuti per ottenere i diritti per la distribuzione di alcuni prodotti di terzi. I costi di acquisizione dei marchi e gli altri costi sono ammortizzati in quote costanti per un periodo di cinque anni.

Riconoscimento dei ricavi – I ricavi e i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. In particolare i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni. Le vendite sono esposte al netto delle accise.

Imposte sul reddito – Essendo una "Limited Liability Company", la Società non è soggetta ad imposte statali o federali sul reddito ad eccezione delle "*minimum tax*" previste da alcuni stati. Ogni socio è direttamente responsabile degli utili e delle perdite fiscali derivanti dalla sua partecipazione alla Società e assolve al pagamento delle imposte dovute.

Effetti derivanti dall'applicazione dei principi contabili USA

Compenso sotto forma di Members' units – La Società riconosce nel conto economico gli effetti dell'assegnazione delle partecipazioni nella Società al Management Team come compenso sotto forma di Members' Units, in conformità con le disposizioni *dell'Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees* ("APB 25"), e delle relative interpretazioni.

In base all'originario *Operating Agreement*, il Management Team aveva il diritto di ricevere quote del capitale della Società al raggiungimento di determinati livelli di utili, diluendo proporzionalmente le quote di partecipazione del Venditore e di Redfire. Al Management

Team sono state trasferite partecipazioni del 4% e del 3% della Società, rispettivamente per gli esercizi 2000 e 1999. Tali assegnazioni di partecipazioni hanno generato un costo per compenso sotto forma di Members' Units, che non ha determinato uscite di cassa per la Società, per Euro 9.758.000 nel 2000 ed Euro 4.879.000 nel 1999.

Principi contabili USA recentemente promulgati – Nel giugno 1998, il "*Financial Accounting Standards Board*" ("FASB") ha promulgato lo *Statement of Financial Accounting Standards* ("SFAS") n. 133, *Accounting for Derivative Instruments and Hedging Activities*, che stabilisce i principi d'iscrizione in contabilità e in bilancio degli strumenti derivati e delle operazioni di copertura. Lo SFAS n. 133 richiede che le società riconoscano tutti gli strumenti derivati come attività oppure passività nello stato patrimoniale e misurino questi strumenti al loro valore corrente. Lo SFAS n. 133 si applica alla Società con decorrenza dal 1 luglio 2001. L'adozione di questo principio non dovrebbe avere un impatto significativo sul bilancio della Società.

Nel luglio 2001, il FASB ha emesso lo SFAS n. 141, *Business Combination*. Lo SFAS n. 141 richiede l'uso del "*purchase method*" per tutte le "*business combinations*" effettuate dopo il 30 giugno 2001, ed elimina il metodo del "*pooling of interest*". La Società non ritiene che l'adozione dello SFAS n. 141 possa avere un impatto sul suo bilancio.

Nel luglio 2001, il FASB ha emesso lo SFAS n. 142, *Goodwill and Other Intangible Assets*, avente effetto il 1 gennaio 2002. Lo SFAS n. 142 richiede, tra altre cose, la sospensione del calcolo dell'ammortamento dell'avviamento. Inoltre, il principio contiene disposizioni relative a:

i) riclassificazione di alcune immobilizzazioni immateriali iscritte ed esistenti come avviamento,

ii) ridefinizione delle vite utili stimate delle immobilizzazioni immateriali iscritte in bilancio, e

iii) riclassificazione di alcune immobilizzazione immateriali precedentemente presentate come parte dell'avviamento e identificazione di singole unità di *reporting* all'interno dell'azienda al fine di valutare le eventuali possibili future perdite di valore dell' avviamento.

Lo SFAS n. 142 richiede inoltre alla Società di effettuare un test per evidenziare l'eventuale perdita di valore dell'avviamento entro sei mesi dall'adozione del nuovo principio. La Società non ritiene che l'adozione dello SFAS n. 142 avrà un impatto sul suo stato patrimoniale o conto economico.

Commenti alle principali voci dello Stato Patrimoniale riclassificato

Rimanenze

Le rimanenze al 31 dicembre 2000 e 1999 comprendono:

Euro Migliaia	31 dicembre 2000	31 dicembre 1999
Prodotti finiti	11.465	7.537
Vetro e materiale di imballaggio	3.216	1.334
Totale	14.681	8.871

Immobilizzazioni materiali

Le immobilizzazioni materiali al 31 dicembre 2000 e 1999 sono composte da:

Euro Migliaia	31 dicembre 2000	31 dicembre 1999
Migliorie ai beni immobili in locazione	287	253
Impianti e macchinari	443	442
Macchine elettroniche	487	450
Software	684	79
Totale	1.901	1.224
Meno : fondo di ammortamento	(459)	(551)
Totale Immobilizzazioni materiali nette	1.442	673

Nel corso dell'esercizio 2000, la Società ha ceduto immobilizzazioni obsolete per un costo di Euro 300.915. Queste immobilizzazioni erano interamente ammortizzate alla data di cessione.

Linee di credito

Al 31 dicembre 2000, la Società disponeva di una linea di credito presso la Wells Fargo Bank che prevedeva la possibilità di ottenere anticipazioni fino a USD 15.000.000 (Euro 17.020.000) sino al 15 aprile 2002, con un tasso d'interesse di 0,5% sotto il *prime rate* oppure al LIBOR più il 2% (il tasso era pari al 9% al 31 dicembre 2000).

Questo finanziamento è stato sostituito da una linea di credito di USD 25.000.000 (Euro 28.357.0000) concordata con la Union Bank of California il 22 gennaio 2001, con scadenza al 15 maggio 2002, al tasso d'interesse di base della banca (pari al LIBOR più il 1,5%) oppure ad un tasso di interesse variabile (pari al tasso di riferimento della banca meno lo 0,75%).

In entrambi i contratti, i finanziamenti sono garantiti dai crediti, dalle rimanenze, dai macchinari, dai depositi a scadenza, dalle immobilizzazioni immateriali, nonchè da tutti i relativi ricavi della Società. Tali contratti richiedono altresì che la Società rispetti alcune clausole che comprendono il mantenimento di certi *covenants* finanziari.

Impegni per contratti di *leasing*

La Società utilizza diversi impianti con contratti di *leasing* operativo. Al 31 dicembre 2000, i canoni futuri dovuti per *leasing* operativi sono i seguenti:

Euro Migliaia	31 dicembre 2000
2001	399
2002	335
2003	320

2004	207
Successivamente	102
Totale	1.363

I costi sostenuti per canoni di *leasing* sono stati pari a Euro 419.857 ed Euro 384.687, rispettivamente nel 2000 e nel 1999.

Operazioni con parti correlate

Le operazioni con parti correlate al 31 dicembre 2000 e 1999, ammontavano rispettivamente a:

Euro Migliaia	31 dicembre 2000	31 dicembre 1999
Campari International S.A.M.:		
Vendite prodotti	1.379	838
Vendite diverse e rimborsi ricevuti	125	159
Acquisto prodotti	4.798	2.186
Rimborsi ricevuti per spese pubblicitarie e promozionali	1.764	-
Crediti commerciali	596	554
Debiti commerciali	487	135
Skyy Spirits Inc. ed altre società correlate:		
Affitti passivi	204	218
Crediti commerciali	93	133
Interessi passivi	-	93

Piani previdenziali

I dipendenti della Società, che rispondono a certi requisiti, possono partecipare al piano previdenziale della Società in conformità alla Section 401(k) dell'*Internal Revenue Code* . I dipendenti possono contribuire al piano per un importo fino al 20% della loro retribuzione annua, con un massimale prefissato per legge. La Società contribuisce per un importo pari al 50% della prima quota contribuita dal dipendente, pari al 6% della retribuzione del dipendente stesso. Le contribuzioni della Società al piano 401(k) sono ammontate a Euro 157.228 e a Euro 55.299, rispettivamente, nel 2000 e nel 1999.

Passività potenziali

La Società è coinvolta in certi procedimenti giudiziali o arbitrali considerati come normali dell'attività svolta. Il *management* non ritiene che l'esito previsto di tali procedimenti possa avere un impatto significativo sul bilancio della Società.

Commento alle principali voci del Conto Economico riclassificato

Di seguito viene presentato il Conto Economico riclassificato per gli esercizi 2000 e 1999 con l'evidenza delle incidenze percentuali di ogni linea di rispetto alle vendite nette, nonché i relativi commenti.

Conto economico riclassificato

	31 dicembre 2000 Principi contabili italiani		31 dicembre 1999 Principi contabili italiani		Variazione % 2000-1999
	Euro migliaia	in % su vend. Nette	**Euro migliaia**	In % su vend. nette	
Vendite nette	**106.724**	**100,0%**	**77.648**	**100,0%**	**37,4%**
Costo del venduto	(46.244)	-43,3%	(35.048)	-45,1%	31,9%
Margine lordo	**60.480**	**56,7%**	**42.600**	**54,9%**	**42,0%**
Pubblicità e promozioni	(18.403)	-17,2%	(14.754)	-19,0%	24,7%
Costi di vendita e distribuzione	(11.532)	-10,8%	(8.093)	-10,4%	42,5%
Margine commerciale	**30.545**	**28,6%**	**19.753**	**25,4%**	**54,6%**
Spese generali e amministrative	(6.270)	-5,9%	(5.467)	-7,0%	14,7%
Ammortamento avviamento e marchi	(439)	-0,4%	(326)	-0,4%	34,7%
Risultato operativo = EBIT	**23.836**	**22,3%**	**13.960**	**18,0%**	**70,7%**
Proventi (oneri) finanziari netti	67	0,1%	224	0,3%	
Utili (perdite) su cambi netti	11	0,0%	0	0,0%	
Altri proventi (oneri) non operativi	(506)	-0,5%	0	0,0%	
Utile prima delle imposte	**23.408**	**21,9%**	**14.184**	**18,3%**	**65,0%**
Imposte	0	0,0%	0	0,0%	
Utile netto	**23.408**	**21,9%**	**14.184**	**18,3%**	**65,0%**
Ammortamenti materiali	252	-0,2%	192	-0,2%	
Ammortamenti immateriali	472	-0,4%	357	-0,5%	
Totale ammortamenti	724	-0,7%	549	-0,7%	31,9%
EBITDA	**24.560**	**23,0%**	**14.509**	**18,7%**	**69,3%**

Vendite nette

Le vendite nette sono definite come vendite lorde dedotti gli sconti ai clienti e dedotte le accise. Le accise sono una tassa federale sui prodotti alcolici (F.E.T.: *Federal Excise Tax*) pagata dai produttori e/o distributori e da questi interamente recuperata come ricavo sui listini di vendita. La rappresentazione delle vendite al netto delle accise comporta pertanto la deduzione dell'importo ad esse relativosia dai ricavi delle vendite sia dal relativo costo del venduto.

Nell'esercizio chiuso al 31 dicembre 2000 gli sconti sono ammontati a Euro 2,4 milioni e le accise a Euro 37,3 milioni.

Nel 2000 le vendite nette, pari a Euro 106,7 milioni, hanno evidenziato una crescita complessiva del 37,4 % rispetto al 1999 e sono risultate così composte:

Euro migliaia

Vendite nette	**2000**	**1999**	**var % 2000 vs 1999**	**2000 in % sul totale**
SKYY Vodka e SKYY Citrus	68.731	48.671	41,2%	64,4%
Cutty Sark ealtri *Whisky* Importati	28.127	22.229	26,5%	26,4%
Campari e altri prodotti importati del Gruppo Campari (Cinzano e Ouzo 12)	8.491	5.788	46,7%	8,0%
Altri prodotti commercializzati	1.375	960	43,3%	1,2%
Totale vendite nette	**106.724**	**77.648**	**37,4%**	**100,0%**

Concentrazione delle vendite

Le vendite al distributore più importante della Società hanno rappresentato il 33% delle vendite totali nell'anno 2000 ed il 26% nell'anno 1999. Il *management* ritiene che la Società potrebbe sostituire i propri distributori senza nessun impatto, o con un impatto non significativo, sulle vendite.

Costo del venduto

Skyy Spirits, LLC, essendo priva di proprie unità produttive, acquista SKYY Vodka da un soggetto terzo nella forma di prodotto finito, esercitando un attento controllo verticale di tutte le fasi del processo di produzione ed imbottigliamento.

Nell'anno 2000 il costo del venduto è stato pari ad Euro 46,2 milioni ed ha avuto un'incidenza percentuale sulle vendite nette pari al 43,3%, inferiore rispetto a quella del 1999, pari al 45,1%. Tale miglioramento è principalmente attribuibile al favorevole *mix* delle vendite: nel 2000, SKYY Vodka, il cui costo unitario di produzione è stato sensibilmente inferiore a quello dei

prodotti di terzi, ha avuto un tasso di crescita delle vendite superiore rispetto agli altri prodotti in portafoglio.

Pubblicità e promozioni

La voce include tutti i costi di pubblicità classica, le attività di sponsorizzazione, le promozioni, sia al *trade* sia al consumatore, e le ricerche di mercato.

Tali costi, nel 2000 pari a Euro 18,4 milioni, sono evidenziati al netto dei contributi attivi ricevuti a fronte dell'attività di commercializzazione di prodotti di terzi nel mercato statunitense.

Nell'esercizio chiuso al 31 dicembre 2000, il costo delle attività promo-pubblicitarie, al lordo dei contributi ricevuti (pari a Euro 15 milioni), è stato di Euro 33,4 milioni.

L'incidenza della spese pubblicitarie e promozionali nette sul fatturato è passata dal 19% del 1999 al 17,2% del 2000, in quanto la crescita delle vendite, pari al 37,4%, è risultata più che proporzionale rispetto allo sviluppo degli investimenti promo-pubblicitari, comunque aumentati del 24,7% in un esercizio.

Costi di vendita e di distribuzione

La voce include le spese variabili di vendita, quali le commissioni agli agenti, i costi fissi relativi alle strutture, centrali e regionali, di vendita e di *marketing*, i costi relativi alla gestione dei prodotti in giacenza a magazzino e infine gli oneri di trasporto dei prodotti finiti ai clienti.

Nel 2000 i costi di vendita e di distribuzione sono stati pari a Euro 11,5 milioni, con un'incidenza sulle vendite nette pari al 10,8% (10,4% nel 1999).

Spese generali ed amministrative

Le spese generali ed amministrative, nel 2000 pari ad Euro 6,3 milioni (5,9% delle vendite nette), hanno evidenziato una diminuzione della loro incidenza sulle vendite del 1,1% rispetto al 1999.

Ammortamento avviamento marchi

La voce include l'ammortamento -calcolato in quote costanti per un periodo di 5 anni - relativo al costo sostenuto nel 1999 per ottenere i diritti di distribuzione, in esclusiva per gli Stati Uniti, di alcune marche di *whisky*.

Redditivita'

La forte crescita delle vendite, rapportata ad un più contenuto incremento dei costi operativi, in particolare del costo del venduto e delle spese promo-pubblicitarie, ha determinato nel 2000 un miglioramento di tutti gli indicatori di redditività rispetto al 1999, ovvero:

i) l'EBITDA, definito come risultato operativo prima degli ammortamenti materiali ed immateriali, è stato di Euro 24,6 milioni, evidenziando un'incidenza del 23,0% sulle vendite nette e una crescita del 69,3% rispetto al 1999, anno in cui era stato pari a Euro 14,5 milioni (18,7% delle vendite nette),

ii) l'EBIT, o risultato operativo, nel 2000 è stato pari ad Euro 23,8 milioni, evidenziando un'incidenza sulle vendite nette del 22,3% ed una crescita del 70,7% rispetto al 1999, anno in cui era stato pari a Euro 14,0 milioni (18,0% delle vendite nette),

iii) l'Utile Netto, che per il particolare regime fiscale della società risulta essere lordo di imposte (versate dagli azionisti secondo quanto indicato nel paragrafo 2.1.1), è stato di Euro 23,4 milioni, evidenziando un'incidenza sulle vendite nette del 21,9%; nel 1999 era stato di Euro 14,2 milioni e rappresentava il 18,3% delle vendite. La crescita dell'utile netto dell'esercizio chiuso al 31 dicembre 2000 è stata del 65,0% rispetto all'anno precedente.

4.1.2 Controllo dei bilanci da parte di una società di revisione

I bilanci della Società in Dollari USA predisposti secondo principi contabili di generale accettazione negli Stati Uniti d'America al 31 dicembre 2000 e al 31 dicembre 1999, costituiti dallo stato patrimoniale, dal conto economico, dal rendiconto dei flussi di cassa, dal prospetto dei movimenti del patrimonio netto e dalle note esplicative sono stati assoggettati a revisione da parte di Deloitte and Touche LLP che ha rilasciato una "clean opinion" in data 16 marzo 2001, aggiornata al 7 dicembre 2001 in relazione alle informazioni aggiuntive contenute nelle Notes 8 e 11 dei bilanci e riguardanti i compensi sotto forma di Members' Units al Management Team e la distribuzione preferenziale al Venditore, avvenuta il 20 Novembre 2001, prevista dall'Operating Agreement e descritta al paragrafo 4.1.3.1 del presente Documento Informativo (Fatti rilevanti avvenuti dopo la chiusura del semestre).

4.1.3 Tavola comparativa degli stati patrimoniali, dei conti economici riclassificati, dei rendiconti dei flussi di cassa e del prospetto dei movimenti del patrimonio netto relativi all'ultimo semestre della Società acquisita.

Conformemente alla presentazione del paragrafo 4.1.1, nelle tavole allegate vengono presentati lo stato patrimoniale ed il conto economico riclassificati consolidati per il semestre chiuso al 30 giugno 2001.

La presentazione include:

i. i bilanciredatti in Dollari USA secondo i principi contabili USA,
ii. i bilanci, redatti secondo principi contabili USA, convertiti in Euro,
iii. le rettifiche per uniformarli ai principi contabili italiani,
iv. i bilanci in Euro secondo principi contabili italiani,

classificati secondo gli schemi di presentazione adottati da Campari e descritti in precedenza al paragrafo 4.1.1.

SKYY SPIRITS, LLC

STATO PATRIMONIALE

Al 30 giugno 2001

	30 giugno 2001			
	Principi USA		Rettifiche	Principi italiani
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro
ATTIVITA'				
Attività correnti				
Cassa e banche	81	92		92
Crediti verso clienti, al netto del fondo svalutazione	15.503	17.591		17.591
Rimanenze	17.294	19.623		19.623
Altre attività correnti	553	627		627
Totale attività correnti	33.431	37.933		37.933
Immobilizzazioni materiali nette	1.878	2.131		2.131
Immobilizzazioni immateriali nette	1.136	1.289		1.289
Totale attività	36.445	41.353		41.353
PASSIVITA' E PATRIMONIO NETTO				
Passività correntI				
Debiti verso banche	5.240	5.946		5.946
Debiti verso fornitori	6.877	7.803		7.803
Altre passività correnti	3.418	3.878		3.878
Totale passività correnti	15.535	17.627		17.627
Totale patrimonio netto	20.910	23.726		23.726
Totale passività e patrimonio netto	36.445	41.353		41.353
POSIZIONE FINANZIARIA NETTA	(5.159)	(5.854)		(5.854)

SKYY SPIRITS, LLC

CONTO ECONOMICO

Semestre chiuso al 30 giugno 2001

	30 giugno 2001				
	Principi USA		Rettifiche	Principi italiani	
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro	%
Vendite nette	**47.011**	**53.343**		**53.343**	**100,00%**
Costo del venduto	(18.368)	(20.842)		(20.842)	-39,07%
Margine lordo	**28.643**	**32.501**		**32.501**	**60,93%**
Pubblicità e promozioni	(8.923)	(10.125)		(10.125)	-18,98%
Costi di vendita e distribuzione	(5.452)	(6.186)		(6.186)	-11,60%
Margine commerciale	**14.268**	**16.190**		**16.190**	**30,35%**
Spese generali e amministrative	(2.812)	(3.191)		(3.191)	-5,98%
Ammortamento avviamento e marchi	(194)	(220)		(220)	-0,41%
Risultato operativo = EBIT	**11.263**	**12.779**		**12.779**	**23,96%**
Proventi (oneri) finanziari netti	(45)	(51)		(51)	-0,10%
Utili (perdite) su cambi netti	3	3		3	0,01%
Altri proventi (oneri) non operativi	(4.189)	(4.753)	4.660	(93)	-0,17%
Utile prima delle imposte	**7.032**	**7.978**	**4.660**	**12.638**	**23,69%**
Imposte					
Utile netto	**7.032**	**7.978**	**4.660**	**12.638**	**23,69%**
EBITDA (1)					
Risultato operativo	11.263	12.779		12.779	23,96%
Ammortamenti materiali	158	179		179	0,34%
Ammortamenti immateriali	236	268		268	0,50%
EBITDA	11.657	13.226		13.226	24,79%

(1) Risultato operativo più ammortamenti immobilizzazioni materiali e immateriali

SKYY SPIRITS, LLC

RENDICONTO DEI FLUSSI DI CASSA

Semestre chiuso al 30 giugno 2001

	30 giugno 2001			
	Principi USA		Rettifiche	Principi italiani
	Migliaia di Dollari USA	Migliaia di Euro	Migliaia di Euro	Migliaia di Euro
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE				
Utile netto dell'esercizio	7.032	7.978	4.660	12.638
Rettifiche per riconciliare l'utile netto al flusso di cassa generato dalle attivita' operative :				
"Compensation in the form of Members' units"	4.107	4.660	(4.660)	
Ammortamenti	394	447		447
Variazioni nelle attività e passività operative:				
Crediti verso clienti	12	14		14
Rimanenze	(4.356)	(4.943)		(4.943)
Debiti verso fornitori	(2.490)	(2.825)		(2.825)
Altro	(696)	(791)		(791)
FLUSSO DI CASSA GENERATO DALLE ATTIVITA' OPERATIVE	**4.003**	**4.540**		**4.540**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO				
Acquisto di immobilizzazioni materiali	(794)	(901)		(901)
FLUSSO DI CASSA UTILIZZATO DALLE ATTIVITA' DI INVESTIMENTO	**(794)**	**(901)**		**(901)**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO				
Variazioni netta debiti verso banche a breve termine	2.241	2.543		2.543
Dividendi distribuiti	(5.371)	(6.092)		(6.092)
Versamenti soci				
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**(3.130)**	**(3.549)**		**(3.549)**
AUMENTO DIMINUZIONE NETTA CASSA E BANCHE	**79**	**90**		**90**
CASSA E BANCHE ALL'INIZIO DELL'ESERCIZIO	2	2		2
CASSA E BANCHE ALLA FINE DELL'ESERCIZIO	**81**	**92**		**92**

SKYY SPIRITS, LLC

PROSPETTO DEI MOVIMENTI DEL PATRIMONIO NETTO

Semestre chiuso al 30 giugno 2001

	Principi USA		**Rettifiche**	**Principi italiani**
	Migliaia di Dollari USA	**Migliaia di Euro**	**Migliaia di Euro**	**Migliaia di Euro**
Patrimonio netto iniziale (Members' equity) 1 gennaio 2001	**15.142**	**17.181**		**17.181**
Distribuzioni	(5.371)	(6.093)		(6.093)
Compenso corrisposto al Management Team sotto forma di Members' Units	4.107	4.660	(4.660)	0
Utile netto del periodo	7.032	7.978	4.660	12.638
Patrimonio netto finale (Members' equity) 30 giugno 2001	**20.910**	**23.726**	**0**	**23.726**

4.1.3.1 Note esplicative

Principi contabili significativi

I principi contabili, utilizzati per la redazione del bilancio della Società al 30 giugno 2001 secondo principi contabili italiani, sono gli stessi di quelli utilizzati per la redazione dei bilanci al 31 dicembre 2000 e 1999. Il bilancio al 30 giugno 2001 è stato assoggettato a revisione limitata da parte della società di revisione.

Effetti derivanti dall'applicazione dei principi contabili USA

Compenso sotto forma di Members' units – Come visto in precedenza, la Società riconosce nel conto economico gli effetti dell'assegnazione delle partecipazioni nella Società al Management Team come compensi sotto forma di Members' Units in conformità con le disposizioni dell'APB 25. A far data dall'1 gennaio 2002 è stata assegnato al Management Team un ulteriore 4% della Società in relazione al previsto raggiungimento di obiettivi reddituali della Società nell'esercizio 2001. Tale partecipazione del 4% ha portato la partecipazione complessiva del Management Team all'11%, massimo previsto dall'Operating Agreement. Conseguentemente, nel conto economico per i sei mesi chiusi al 30 giugno 2001 è stato stimato un costo figurativo per retribuzioni, che non determina uscite di cassa, di Euro 4.660.000, pari alla quota di competenza maturata nel periodo. Qualora gli obiettivi non venissero raggiunti, la partecipazione del 4% potrà essere retrocessa gratuitamente. Tuttavia questa ipotesi, secondo le indicazioni della Società e del Venditore, è remota.

Commenti alle principali voci dello Stato Patrimoniale riclassificato

Rimanenze

Le rimanenze al 30 giugno 2001 comprendono:

Euro Migliaia	**30 giugno 2001**
Prodotti finiti	14.332
Vetro e materiale di imballaggio	5.291
Totale	19.623

Immobilizzazioni materiali

Le immobilizzazioni materiali al 30 giugno 2001 sono composte da:

Euro Migliaia	**30 giugno 2001**
Migliorie ai beni immobili in locazione	288
Impianti e macchinari	583

Macchine elettroniche	710
Software	1.219
Totale	2.800
Meno : fondo di ammortamento	(669)
Totale immobilizzazioni materiali nette	2.131

Linee di credito

Al 30 giugno 2001, la Società disponeva di una linea di credito di USD 25.000.000 (Euro 28.357.0000) concordata con la Union Bank of California il 22 gennaio 2001, con scadenza al 15 maggio 2002, al tasso d'interesse di base della banca (pari al LIBOR più il 1,5%) oppure ad un tasso di interesse variabile (pari al tasso di riferimento della banca meno lo 0,75%).

I finanziamenti sono garantiti dai crediti, dalle rimanenze, dai macchinari, dai depositi a scadenza, dalle immobilizzazioni immateriali, nonchè da tutti i relativi ricavi della Società. Il contratto di finanziamento richiede altresì che la Società rispetti alcune clausole che comprendono il mantenimento di certi *covenants* finanziari.

Impegni per contratti di *leasing*

La Società utilizza diversi impianti con contratti di *leasing* operativo. Al 30 giugno 2001, i canoni futuri dovuti per *leasing* operativi sono i seguenti:

Euro Migliaia	**30 giugno 2001**
2001	212
2002	420
2003	365
2004	236
Successivamente	102
Totale	1.335

I costi per canoni di *leasing* sono stati, nei sei mesi chiusi al 30 giugno 2001, pari a Euro 234.353.

Operazioni con parti correlate

Le operazioni con parti correlate al 30 giugno 2001 ammontavano rispettivamente a:

Euro Migliaia	**30 giugno 2001**
Campari International S.A.M.:	
Vendite prodotti	715
Vendite diverse e rimborsi ricevuti	160
Acquisto prodotti	1.924

Rimborsi ricevuti per spese pubblicitarie e promozionali	621
Crediti commerciali	792
Debiti commerciali	564
Skyy Spirits Inc. ed altre società correlate:	
Acquisto prodotti	1.727
Affitti passivi	102
Crediti commerciali	5
Debiti commerciali	103

Piani previdenziali

La contribuzione della Società al piano pensionistico USA 401(k) descritto in precedenza è ammontato a Euro 106.527 per il periodo dei sei mesi chiusi al 30 giugno 2001.

Commenti alle principali voci del Conto Economico riclassificato

La societa' non ha redatto un bilancio semestrale al 30 giugno 2000; conseguentemente non può essere presentato un confronto tra il conto economico riclassificato al 30 giugno 2001 (esposto al par. 4.1.3) e quello del corrispondente periodo dell'anno precedente.

Le vendite nette dell'esercizio sono state pari ad Euro 53,3 milioni, dedotti sconti per Euro 1,3 milioni e accise per Euro 19,2 milioni.

Il *management* della Società dichiara che le vendite nette del primo semestre 2001 sono in crescita di circa il 25 % rispetto al primo semestre del 2000 e che, in base all'analisi dei dati storici, il primo semestre dell'anno ha una stagionalità di vendite inferiore al secondo, costituendo circa il 40% delle vendite dell'anno.

Nel primo semestre 2001 le vendite al distributore più importante della Società hanno rappresentato il 30% delle vendite totali.

Gli indicatori di redditività dell'esercizio chiuso al 30 giugno 2001 risultano essere i seguenti:

i) l'EBITDA, ovvero il risultato operativo prima degli ammortamenti materiali ed immateriali è stato pari a Euro 13,2 milioni,

ii) l'EBIT, ovvero il risultato operativo, è stato di Euro 12,8 milioni,

iii) l'utile netto, infine, è stato di Euro 12,6 milioni

Se analizzati in percentuale sulle vendite nette, i tre indicatori sopra riportati evidenziano (per il primo semestre 2001) livelli di redditività più elevati rispetto a quelli dell'esercizio di dodici mesi chiuso al 31 dicembre 2000 ed in particolare:

i) l'EBITDA è passato, in termini di incidenza percentuale sulle vendite, dal 23,0% del 2000 al 24,8% del primo semestre 2001,

ii) l'EBIT, dal 22,3% al 24,0%,

iii) l'utile netto, dal 21,9% al 23,7%.

Tale miglioramento della redditività, che per tutti i tre indicatori è valso circa 1,7 punti di incidenza percentuale sulle vendite, è stato determinato da due effetti contrapposti:

i) un effetto positivo, derivante dalla consistente diminuzione dell'incidenza del costo variabile del venduto (determinata prevalentemente dal *mix* piu' favorevole dei prodotti venduti),

ii) un effetto negativo, più contenuto, causato da un incremento dell'incidenza degli altri costi operativi; tale incremento, tuttavia, è in parte dovuto al fatto che, come già sopra ricordato, le vendite della Società del primo semestre, rappresentano solo il 40% del totale anno.

Fatti di rilievo interventi dopo la chiusura del semestre

Il 20 novembre 2001, la Società ha rimborsato al Venditore l'importo di Euro 17.020.000 che dava diritto al Venditore stesso di ricevere una distribuzione preferenziale come previsto nell'originario *Operating Agreement.*

Inoltre la Società, nel periodo compreso tra il 30 giugno ed il 31 dicembre 2001, ha distribuito dividendi pari a Euro 11.940.000.

Sempre in base all'*Operating Agreement*, gli utili maturati e non ancora distribuiti alla data del 31 dicembre 2001, stimati in circa Euro 13.600.000, dovranno essere distribuiti nel 2002.

4.1.4 Posizione finanziaria netta della Società acquisita.

Di seguito è esposta la posizione finanziaria netta della Società al 31 dicembre 1999, 2000 ed al 30 giugno 2001 di Skyy.

Euro Migliaia	**31 dicembre 1999**	**31 dicembre 200**	**30 giugno 2001**
Cassa e banche	3.449	2	92
Debiti verso banche	-	(3.403)	(5.946)
Posizione finanziaria netta	**3.449**	**(3.401)**	**(5.854)**

Ad inizio 2002, a seguito delle distribuzioni effettuate nel periodo 1 luglio - 31 dicembre 2001 di Euro 11.940.000, della distribuzione preferenziale al Venditore di Euro 17.020.000 e di quelle previste a gennaio 2002 di Euro 13.628.000, viene stimato che la posizione finanziaria netta della Società sia negativa per circa Euro 34.000.000.

5. DATI ECONOMICI, PATRIMONIALI E FINANZIARI *PRO-FORMA* DELL'EMITTENTE

5.1 Situazioni patrimoniali, conti economici e rendiconti dei flussi di cassa consolidati *pro-forma*.

5.1.1 Tavola degli stati patrimoniali riclassificati, dei conti economici riclassificati e dei rendiconti dei flussi di cassa consolidati *pro-forma* per il semestre chiuso al 30 giugno 2001 e per l'esercizio chiuso al 31 dicembre 2000

Nelle tavole allegate vengono presentati gli stati patrimoniali riclassificati, i conti economici riclassificati ed i rendiconti dei flussi di cassa consolidati *pro-forma* per il semestre chiuso al 30 giugno 2001 e per l'esercizio chiuso al 31 dicembre 2000 per fornire una visione completa degli effetti dell'acquisizione depurati dagli effetti di stagionalità presenti principalmente nei dati del primo semestre dell'esercizio che normalmente rappresenta circa il 40% del totale dell'attività dell'intero esercizio.

La presentazione include:

i. i dati consolidati dell'Emittente, i dati della Società acquisita, convertiti in Euro e redatti secondo i principi contabili USA,
ii. le rettifiche per renderli conformi ai principi contabili adottati dall'Emittente,
iii. i risultanti dati della Società acquisita secondo i principi contabili dell'Emittente,
iv. i dati consolidati *pro-forma* aggregati,
v. le rettifiche e le eliminazioni di consolidamento *pro-forma*,
vi. i bilanci consolidati *pro-forma*,

presentati secondo gli schemi di presentazione adottati dall'Emittente nel Prospetto Informativo relativo all'Offerta Pubblica di Vendita e all'ammissione alla quotazione sul Mercato Telematico Azionario organizzato e gestito dalla Borsa Italiana S.p.A. di azioni ordinarie di Davide Campari-Milano S.p.A. del 6 luglio 2001.

Campari presenta i propri bilanci consolidati secondo gli schemi di presentazione internazionali. Tali bilanci derivano dai bilanci consolidati predisposti secondo gli schemi di presentazione dei bilanci consolidati civilistici. La riclassificazione non ha avuto effetti sul risultato netto e sul patrimonio netto consolidati, ad eccezione della riclassificazione delle quote di patrimonio di pertinenza dei terzi tra le passività.

Come spiegato in precedenza al capitolo 2, data la forma giuridica della Società acquisita, l'utile della stessa non sconta imposte, essendo queste assolte dai soci, indipendentemente dalla effettiva distribuzione dell'utile. Pertanto le imposte sulla partecipazione di competenza dell'Emittente sono evidenziate nella colonna delle rettifiche *pro-forma*, mentre quelle sulle partecipazioni delle minoranze sono incluse nell'importo degli interessi di minoranza, essendo le imposte da assolvere in capo ai soci di minoranza.

DAVIDE CAMPARI - MILANO S.p.A. e controllate

DATI *PRO-FORMA*

STATO PATRIMONIALE CONSOLIDATO *PRO-FORMA*

Al 30 giugno 2001

Euro migliaia

	CAMPARI CONSO-LIDATO	SKYY SPIRITS, LLC Principi USA	Retti-fiche	Principi Italiani	AGGREGATO	RETTIFICHE *PRO FORMA*		CAMPARI CONSOLIDATO *PRO-FORMA*
ATTIVITA'								
Attività correnti								
Cassa e banche	137.731	92		92	137.823	(121.979)	a	15.844
Titoli negoziabili	41.295				41.295			41.295
Crediti finanziari, quota a breve	1.217				1.217			1.217
Crediti verso clienti, al netto del fondo svalutazione	109.297	17.591		17.591	126.888	(1.425)	b	125.463
Crediti verso l'erario	8.748				8.748			8.748
Imposte anticipate	8.183				8.183			8.183
Rimanenze	67.977	19.623		19.623	87.600	(666)	c	86.934
Altre attività correnti	18.694	627		627	19.321			19.321
Totale attività correnti	393.142	37.933		37.933	431.075	(124.070)		307.005
Immobilizzazioni materiali nette	92.268	2.131		2.131	94.399			94.399
Avviamento, al netto dell'ammortamento	157.989				157.989	251.266	d	409.255
Altre immobilizzazioni immateriali, al netto dell'ammortamento	19.997	1.289		1.289	21.286			21.286
Partecipazioni	19.871				19.871	(18.811)	e	1.060
Crediti finanziari, al netto della quota corrente	2.095				2.095			2.095
Altre attività	1.591				1.591			1.591
Totale attività	686.953	41.353		41.353	728.306	108.386		836.692
PASSIVITA' E PATRIMONIO NETTO								
Passività correntI								
Debiti verso banche	88.253	5.946		5.946	94.199	21.519	f	115.718
Leasing immobiliare, quota corrente	2.569				2.569			2.569
Debiti verso fornitori	78.196	7.803		7.803	85.999	(755)	g	85.244
Imposte sul reddito	12.650				12.650			12.650
Debiti verso l'erario	17.817				17.817			17.817
Altre passività correnti	31.587	3.878		3.878	35.465			35.465
Totale passività correnti	231.072	17.627		17.627	248.699	20.765		269.464
Trattamento di fine rapporto	11.073				11.073			11.073
Debiti verso banche						113.469	h	113.469
Leasing immobiliare, meno quota corrente	13.491				13.491			13.491
Debiti verso l'erario non correnti	25.892				25.892			25.892
Imposte differite	3.072				3.072	(200)	i	2.872
Altre passività non correnti	8.215				8.215			8.215
Interessi di minoranza	2.291				2.291			2.291
Totale passività non correnti	64.034				64.034	113.269		177.303
Patrimonio netto								
Capitale	29.040				29.040			29.040
Riserve	362.807				362.807	(1.922)	k	360.885
Patrimonio netto Skyy Spirits, LLC		23.726		23.726	23.726	(23.726)	k	
Totale patrimonio netto	391.847	23.726		23.726	415.573	(25.648)		389.925
Totale passività e patrimonio netto	686.953	41.353		41.353	728.306	108.386		836.692
POSIZIONE FINANZIARIA NETTA (1)	**33.418**	**(5.854)**		**(5.854)**	**27.564**	**(256.967)**		**(229.403)**
POSIZIONE FINANZIARIA NETTA E TITOLI NEGOZIABILI	**74.713**	**(5.854)**		**(5.854)**	**68.859**	**(256.967)**		**(188.108)**

(1) La posizione finanziaria netta è costituita dalla cassa e dalle disponibilità liquide presso le banche al netto dei debiti verso le banche e le

DAVIDE CAMPARI - MILANO S.p.A. e controllate

DATI *PRO-FORMA*

CONTO ECONOMICO CONSOLIDATO *PRO-FORMA*

Semestre chiuso al 30 giugno 2001

Euro migliaia

	CAMPARI CONSO-LIDATO	SKYY SPIRITS, LLC Principi USA	Retti-fiche	Principi Italiani	AGGREGATO	RETTIFICHE *PRO- FORMA*		CAMPARI CONSOLIDATO *PRO-FORMA*	
Vendite nette	**233.585**	**53.343**		**53.343**	**286.928**	**(3.014)**	**a**	**283.914**	**100,0%**
Costo dei materiali	(78.420)	(20.660)		(20.660)	(99.080)	3.415	**b**	(95.665)	-33,7%
Spese di produzione	(19.483)	(182)		(182)	(19.665)			(19.665)	-6,9%
Costo del venduto	(97.903)	(20.842)		(20.842)	(118.745)	3.415		(115.330)	-40,6%
Margine lordo	**135.682**	**32.501**		**32.501**	**168.183**	**401**		**168.584**	**59,4%**
Pubblicità e promozioni	(43.990)	(10.125)		(10.125)	(54.115)			(54.115)	-19,1%
Costi di vendita e distribuzione	(27.253)	(6.186)		(6.186)	(33.439)			(33.439)	-11,8%
Margine commerciale	**64.439**	**16.190**		**16.190**	**80.629**	**401**		**81.030**	**28,5%**
Spese generali e amministrative	(14.837)	(3.191)		(3.191)	(18.028)			(18.028)	-6,3%
Ammortamento avviamento e marchi	(5.665)	(220)		(220)	(5.885)	(6.282)	**c**	(12.167)	-4,3%
Risultato operativo = EBIT prima dei costi non ricorrenti	**43.937**	**12.779**		**12.779**	**56.716**	**(5.881)**		**50.835**	**17,9%**
Costi non ricorrenti	(4.021)				(4.021)			(4.021)	-1,4%
Risultato operativo = EBIT	**39.916**	**12.779**		**12.779**	**52.695**	**(5.881)**		**46.814**	**16,5%**
Proventi (oneri) finanziari netti	1.889	(51)		(51)	1.838	(6.475)	**d**	(4.637)	-1,6%
Utili (perdite) su cambi netti	(4.579)	3		3	(4.576)			(4.576)	-1,6%
Altri proventi (oneri) non operativi	(230)	(4.753)	4.660	(93)	(323)	(1.215)	**e**	(1.538)	-0,5%
Utile prima delle imposte	**36.996**	**7.978**	**4.660**	**12.638**	**49.634**	**(13.570)**		**36.064**	**12,7%**
Imposte	(14.342)				(14.342)	2.414	**f**	(11.928)	-4,2%
Utile netto	**22.654**	**7.978**	**4.660**	**12.638**	**35.292**	**(11.157)**		**24.135**	**8,5%**
Interessi di minoranza	18				18	(5.194)	**g**	(5.176)	-1,8%
Utile netto del Gruppo	**22.672**	**7.978**	**4.660**	**12.638**	**35.310**	**(16.351)**		**18.959**	**6,7%**
EBITDA PRIMA DEI COSTI NON RICORRENTI (1) (1) E EBITDA (2)									
Risultato operativo prima dei costi non ricorrenti	43.937	12.779		12.779	56.716	401		57.117	20,1%
Risultato operativo	39.916	12.779		12.779	52.695	401		53.096	18,7%
Ammortamenti materiali	5.398	179		179	5.577			5.577	2,0%
Ammortamenti immateriali	6.768	268		268	7.036			7.036	2,5%
EBITDA prima dei costi non ricorrenti	**56.103**	**13.226**		**13.226**	**69.329**	**401**		**69.730**	**24,6%**
EBITDA	**52.082**	**13.226**		**13.226**	**65.308**	**401**		**65.709**	**23,1%**

(1) L'EBITDA prima dei costi non ricorrenti è dato dal risultato operativo prima dei costi non ricorrenti più ammortamenti immobilizzazioni materiali e immateriali
(2) L'EBITDA è dato dal risultato operativo più ammortamenti immobilizzazioni materiali e immateriali

DAVIDE CAMPARI - MILANO S.p.A. e controllate

DATI *PRO-FORMA*

RENDICONTO DEI FLUSSI DI CASSA CONSOLIDATO *PRO-FORMA*

Semestre chiuso al 30 giugno 2001

Euro migliaia

	CAMPARI CONSO-LIDATO	SKYY SPIRITS, LLC Principi USA	Retti-fiche	Principi Italiani	AGGREGATO	RETTIFICHE *PRO- FORMA*		CAMPARI CONSOLIDATO *PRO-FORMA*
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE								
Utile netto dell'esercizio	22.672	7.978	4.660	12.638	35.310	(16.351)		18.959
Rettifiche per riconciliare l'utile netto al flusso di cassa generato dalle attivita' operative :								
Interessi minoranza						5.194	a	5.194
"Compensation in the form of Members' units"	12.166	4.660	(4.660)		12.166			12.166
Ammortamenti		447		447	447	6.282	a	6.729
Accantonamento imposte per contenzioso								
Imposte differite	1.728				1.728			1.728
Plusvalenze su cessione immobilizzazioni	(991)				(991)			(991)
Accantonamenti per fondo trattamento fine rapporto	787				787			787
Altre voci che non hanno determinato movimenti di cassa	4.411				4.411	1.215	a	5.626
Pagamenti del fondo TFR	(2.195)				(2.195)			(2.195)
Variazioni nelle attività e passività operative:								
Crediti verso clienti	(8.652)	14		14	(8.638)			(8.638)
Rimanenze	(8.434)	(4.943)		(4.943)	(13.377)	(401)	a	(13.778)
Debiti verso fornitori	9.379	(2.825)		(2.825)	6.554			6.554
Altro	2.922	(791)		(791)	2.131			2.131
FLUSSO DI CASSA GENERATO DALLE ATTIVITA' OPERATIVE	**33.793**	**4.540**		**4.540**	**38.333**	**(4.061)**		**34.272**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO								
Acquisto di immobilizzazioni materiali	(3.205)	(901)		(901)	(4.106)			(4.106)
Proventi da cessione impianti e macchinari	1.612				1.612			1.612
Acquisizione immobilizzazioni immateriali	(1.437)				(1.437)			(1.437)
Acquisto di nuove controllate, al netto della cassa acquisita	(112.595)				(112.595)			(112.595)
Variazione netta partecipazioni	(2.637)				(2.637)			(2.637)
Variazione netta titoli	7.613				7.613			7.613
Variazione crediti finanziari	1.239				1.239			1.239
FLUSSO DI CASSA UTILIZZATO DALLE ATTIVITA' DI INVESTIMENTO	**(109.410)**	**(901)**		**(901)**	**(110.311)**			**(110.311)**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO								
Rimborso debito per leasing immobiliare e altri debiti finanziari	(828)				(828)			(828)
Variazioni netta debiti verso banche a breve termine	72.332	2.543		2.543	74.875	21.519	b	96.394
Dividendi distribuiti	(25.496)	(6.092)		(6.092)	(31.588)			(31.588)
Riserve distribuite						(21.519)	c	(21.519)
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**46.008**	**(3.549)**		**(3.549)**	**42.459**	***0***		**42.459**
Differenze cambio e altri movimenti	(392)				(392)			(392)
Rettifiche *pro-forma* che determinano movimenti di cassa non riflessi nella situazione patrimoniale *pro-forma*						4.061	d	4.061
AUMENTO (DIMINUZIONE) NETTA CASSA E BANCHE	**(30.001)**	**90**		**90**	**(29.911)**	**0**		**(29.911)**
CASSA E BANCHE ALL'INIZIO DELL'ESERCIZIO	167.732	2		2	167.734	(121.979)	e	45.755
CASSA E BANCHE ALLA FINE DELL'ESERCIZIO	**137.731**	**92**		**92**	**137.823**	**(121.979)**		**15.844**

DAVIDE CAMPARI - MILANO S.p.A. e controllate

DATI *PRO-FORMA*

STATO PATRIMONIALE CONSOLIDATO *PRO-FORMA*

AI 31 DICEMBRE 2000

Euro migliaia

	CAMPARI CONSO-LIDATO	SKYY SPIRITS, LLC Principi USA	Retti-fiche	Principi Italiani	AGGREGATO	RETTIFICHE *PRO- FORMA*			CAMPARI CONSOLIDATO *PRO-FORMA*
ATTIVITA'									
Attività correnti									
Cassa e banche	167.732	2		2	167.734	(121.979)	a		45.755
Titoli negoziabili	48.908				48.908				48.908
Crediti finanziari, quota a breve	2.612				2.612				2.612
Crediti verso clienti, al netto del fondo svalutazione	89.785	17.605		17.605	107.390	(1.078)	b		106.312
Crediti verso l'erario	7.699				7.699				7.699
Imposte anticipate	6.707				6.707				6.707
Rimanenze	49.734	14.681		14.681	64.415	(1.067)	c		63.348
Altre attività correnti, al netto del fondo svalutazione	16.208	2.028		2.028	18.236				18.236
Totale attività correnti	389.385	34.316		34.316	423.701	(124.124)			299.577
Immobilizzazioni materiali nette	88.081	1.442		1.442	89.523				89.523
Avviamento, al netto dell'ammortamento	83.377				83.377	251.266	d		334.643
Altre immobilizzazioni immateriali, al netto dell'ammortamento	16.936	1.524		1.524	18.460				18.460
Partecipazioni	17.150				17.150	(16.418)	e		732
Crediti finanziari, al netto della quota corrente	1.939				1.939				1.939
Altre attività	2.580				2.580				2.580
Totale attività	599.448	37.282		37.282	636.730	110.724			747.454
PASSIVITA' E PATRIMONIO NETTO									
Passività correntI									
Debiti verso banche	11.453	3.403		3.403	14.856	15.583	f		30.439
Leasing immobiliare, quota corrente	1.647				1.647				1.647
Debiti verso fornitori	68.125	10.629		10.629	78.754	(408)	g	#	78.346
Imposte sul reddito	8.188				8.188				8.188
Debiti verso l'erario	14.184				14.184				14.184
Altre passività correnti	27.058	6.069		6.069	33.127				33.127
Totale passività correnti	130.655	20.101		20.101	150.756	15.175		#	165.931
Trattamento di fine rapporto	12.481				12.481				12.481
Debiti verso banche						113.469	h		113.469
Leasing immobiliare, meno quota corrente	15.241				15.241				15.241
Debiti verso l'erario non correnti	25.224				25.224				25.224
Imposte differite	4.730				4.730	(320)	i		4.410
Altre passività non correnti	7.428				7.428				7.428
Interessi di minoranza	4.983				4.983				4.983
Totale passività non correnti	70.087				70.087	113.149			183.236
Patrimonio netto									
Capitale	29.040				29.040				29.040
Riserve	369.666				369.666	(419)	k		369.247
Patrimonio netto Skyy Spirits, LLC		17.181		17.181	17.181	(17.181)	k		
Totale patrimonio netto	398.706	17.181		17.181	415.887	(17.600)			398.287
Totale passività e patrimonio netto	599.448	37.282		37.282	636.730	110.724		#	747.454
POSIZIONE FINANZIARIA NETTA (1)	**139.391**	**(3.401)**		**(3.401)**	**135.990**	**(251.031)**			**(115.041)**
POSIZIONE FINANZIARIA NETTA E TITOLI NEGOZIABILI	**188.299**	**(3.401)**		**(3.401)**	**184.898**	**(251.031)**			**(66.133)**

(1) La posizione finanziaria netta è costituita dalla cassa e dalle disponibilità liquide presso le banche al netto dei debiti verso le banche e le società di leasing

DAVIDE CAMPARI - MILANO S.p.A. e controllate

DATI *PRO-FORMA*

CONTO ECONOMICO CONSOLIDATO *PRO-FORMA*

Esercizio chiuso al 31 dicembre 2000

Euro migliaia

	CAMPARI CONSO-LIDATO	SKYY SPIRITS, LLC Principi USA	SKYY SPIRITS, LLC Retti-fiche	SKYY SPIRITS, LLC Principi Italiani	AGGREGATO	RETTIFICHE *PRO- FORMA*		CAMPARI CONSOLIDATO *PRO-FORMA*	
Vendite nette	**434.042**	**106.724**		**106.724**	**540.766**	**(6.115)**	**a**	**534.651**	**100,0%**
Costo dei materiali	(146.611)	(45.917)		(45.917)	(192.528)	5.386	**b**	(187.142)	-35,0%
Spese di produzione	(34.557)	(327)		(327)	(34.884)			(34.884)	-6,5%
Costo del venduto	(181.168)	(46.244)		(46.244)	(227.412)	5.386		(222.026)	-41,5%
Margine lordo	**252.874**	**60.480**		**60.480**	**313.354**	**(729)**		**312.625**	**58,5%**
Pubblicità e promozioni	(79.602)	(18.403)		(18.403)	(98.005)			(98.005)	-18,3%
Costi di vendita e distribuzione	(50.465)	(11.532)		(11.532)	(61.997)			(61.997)	-11,6%
Margine commerciale	**122.807**	**30.545**		**30.545**	**153.352**	**(729)**		**152.623**	**28,5%**
Spese generali e amministrative	(28.478)	(6.270)		(6.270)	(34.748)			(34.748)	-6,5%
Ammortamento avviamento e marchi	(8.144)	(439)		(439)	(8.583)	(12.563)	**c**	(21.146)	-4,0%
Risultato operativo = EBIT prima dei costi non ricorrenti	**86.185**	**23.836**		**23.836**	**110.021**	**(13.292)**		**96.729**	**18,1%**
Costi non ricorrenti	(1.083)				(1.083)			(1.083)	-0,2%
Risultato operativo = EBIT	**85.102**	**23.836**		**23.836**	**108.938**	**(13.292)**		**95.646**	**17,9%**
Proventi (oneri) finanziari netti	5.291	67		67	5.358	(12.950)	**d**	(7.592)	-1,4%
Utili (perdite) su cambi netti	98	11		11	109			109	0,0%
Altri proventi (oneri) non operativi	6.907	(10.264)	9.758	(506)	6.401	(2.160)	**e**	4.241	0,8%
Utile prima delle imposte	**97.398**	**13.650**	**9.758**	**23.408**	**120.806**	**(28.402)**		**92.404**	**17,3%**
Imposte	(44.632)				(44.632)	5.619	**f**	(39.013)	-7,3%
Utile netto	**52.766**	**13.650**	**9.758**	**23.408**	**76.174**	**(22.783)**		**53.390**	**10,0%**
Interessi di minoranza	65				65	(9.621)	**g**	(9.556)	-1,8%
Utile netto del Gruppo	**52.831**	**13.650**	**9.758**	**23.408**	**76.239**	**(32.404)**		**43.835**	**8,2%**
EBITDA PRIMA DEI COSTI NON RICORRENTI (1) (1) E EBITDA (2)									
Risultato operativo prima dei costi non ricorrenti	86.185	23.836		23.836	110.021	(729)		109.292	20,4%
Risultato operativo	85.102	23.836		23.836	108.938	(729)		108.209	20,2%
Ammortamenti materiali	9.741	252		252	9.993			9.993	1,9%
Ammortamenti immateriali	9.578	472		472	10.050			10.050	1,9%
EBITDA prima dei costi non ricorrenti	**105.504**	**24.560**		**24.560**	**130.064**	**(729)**		**129.335**	**24,2%**
EBITDA	**104.421**	**24.560**		**24.560**	**128.981**	**(729)**		**128.252**	**24,0%**

(1) L'EBITDA prima dei costi non ricorrenti è dato dal risultato operativo prima dei costi non ricorrenti più ammortamenti immobilizzazioni materiali e immateriali

(2) L'EBITDA è dato dal risultato operativo più ammortamenti immobilizzazioni materiali e immateriali

DAVIDE CAMPARI - MILANO S.p.A. e controllate

DATI *PRO-FORMA*

RENDICONTO DEI FLUSSI DI CASSA CONSOLIDATO *PRO-FORMA*

Esercizio chiuso al 31 dicembre 2000

Euro migliaia

	CAMPARI CONSOLIDATO	SKYY SPIRITS, LLC Principi USA	SKYY SPIRITS, LLC Rettifiche	SKYY SPIRITS, LLC Principi Italiani	AGGREGATO	RETTIFICHE *PRO- FORMA*		CAMPARI CONSOLIDATO *PRO-FORMA*
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE								
Utile netto dell'esercizio	52.831	13.650	9.758	23.408	76.239	(32.404)		43.835
Rettifiche per riconciliare l'utile netto al flusso di cassa generato dalle attivita' operative :								
Interessi minoranza						9.621	a	9.621
"Compensation in the form of Members' units"		9.758	(9.758)					
Ammortamenti	19.318	724		724	20.042	12.563	a	32.605
Accantonamento imposte per contenzioso	17.043				17.043			17.043
Imposte differite	2.478				2.478			2.478
Plusvalenze su cessione immobilizzazioni	(7.225)				(7.225)			(7.225)
Accantonamenti per fondo trattamento fine rapporto	1.563				1.563			1.563
Altre voci che non hanno determinato movimenti di cassa	2.946				2.946	2.160	a	5.106
Pagamenti del fondo TFR	(687)				(687)			(687)
Variazioni nelle attività e passività operative:								
Crediti verso clienti	25.205	778		778	25.983			25.983
Rimanenze	(2.806)	(5.810)		(5.810)	(8.616)	729	a	(7.887)
Debiti verso fornitori	(18.655)	3.198		3.198	(15.457)			(15.457)
Altro	12.773	2.248		2.248	15.021			15.021
FLUSSO DI CASSA GENERATO DALLE ATTIVITA' OPERATIVE	**104.784**	**24.546**		**24.546**	**129.330**	**(7.331)**		**121.999**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO								
Acquisto di immobilizzazioni materiali	(12.172)	(1.022)		(1.022)	(13.194)			(13.194)
Proventi da cessione impianti e macchinari	9.968				9.968			9.968
Acquisizione immobilizzazioni immateriali	(2.654)				(2.654)			(2.654)
Acquisto di nuove controllate, al netto della cassa acquisita	(10.056)				(10.056)			(10.056)
Variazione netta partecipazioni								
Variazione netta titoli	(29.769)				(29.769)			(29.769)
Variazione crediti finanziari	2.207				2.207			2.207
FLUSSO DI CASSA UTILIZZATO DALLE ATTIVITA' DI INVESTIMENTO	**(42.476)**	**(1.022)**		**(1.022)**	**(43.498)**			**(43.498)**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO								
Rimborso debito per leasing immobiliare e altri debiti finanziari	(1.669)				(1.669)	15.583	b	13.914
Variazioni netta debiti verso banche a breve termine	(1.584)	3.403		3.403	1.819			1.819
Dividendi distribuiti	(25.496)	(30.374)		(30.374)	(55.870)			(55.870)
Riserve distribuite						(15.583)	c	(15.583)
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**(28.749)**	**(26.971)**		**(26.971)**	**(55.720)**	**0**		**(55.720)**
Rettifiche *pro-forma* che determinano movimenti di cassa non riflessi nella situazione patrimoniale *pro-forma*						7.331	d	7.331
AUMENTO DIMINUZIONE NETTA CASSA E	33.559	(3.447)		(3.447)	30.112	0		30.112
CASSA E BANCHE ALL'INIZIO DELL'ESERCIZIO	134.173	3.449		3.449	137.622	(121.979)	e	15.643
CASSA E BANCHE ALLA FINE DELL'ESERCIZIO	**167.732**	**2**		**2**	**167.734**	**(121.979)**		**45.755**

Dettaglio rettifiche *pro-forma*

Il dettaglio delle rettifiche *pro-forma* è il seguente:

Stato patrimoniale consolidato *pro-forma* al 30 giugno 2001 ed al 31 dicembre 2000:

a. Diminuzione cassa e banche per quota utilizzata per pagamento acquisizione.

b. Eliminazione crediti e debiti Campari-Skyy.

c. Eliminazione profitto non realizzato in magazzino su transazioni di acquisto e vendita Campari-Skyy.

d. Avviamento derivante dall'acquisizione.

e. Eliminazione partecipazione già detenuta in Skyy, contabilizzazione e successiva eliminazione partecipazione 58,9% in Skyy.

f. Aumento indebitamento a breve verso banche per distribuzione riserve di Skyy.

g. Eliminazione crediti e debiti Campari-Skyy e inserimento indebitamento per costi accessori di acquisizione.

h. Aumento indebitamento a medio termine verso banche per acquisizione Skyy.

i. Imposte differite su utili non realizzati in magazzino.

k.Eliminazione patrimonio Skyy e rilevazione patrimoniale della diluizione dell'investimento di Campari in Skyy, che verrà riflessa nel bilancio Campari al 31 dicembre 2001.

Conto economico consolidato *pro-forma* per i sei mesi chiusi al 30 giugno 2001 e per l'esercizio chiuso al 31 dicembre 2000

a. Eliminazione vendite Campari-Skyy.

b. Eliminazione acquisti Campari-Skyy e margine non realizzato su magazzino relativo alle transazioni tra le due società.

c. Ammortamento avviamento derivante da acquisizione.

d. Oneri finanziari su utilizzo liquidità e su finanziamenti per acquisizione.

e. Eliminazione quota utile Skyy contabilizzata nel bilancio consolidato Campari.

f. Calcolo effetto fiscale delle rettifiche, tenendo conto della deducibilità fiscale, in capo alla controllata Redfire, dell'ammortamento dell'avviamento pagato per l'acquisizione di Skyy.

g. Quote di pertinenza delle minoranze, al lordo delle imposte a loro carico.

Rendiconto dei flussi di cassa consolidato *pro-forma* per i sei mesi chiusi al 30 giugno 2001 e per l'esercizio chiuso al 31 dicembre 2000:

a. Eliminazione rettifiche *pro-forma* che non determinano uscite di cassa (interessi di minoranza, ammortamento avviamento, eliminazione utili di Skyy contabilizzati in Redfire, eliminazione utile non realizzato in magazzino)

b. Aumento debiti a breve termine verso banche per distribuzione riserve Skyy.

c. Distribuzione riserve Skyy.

d. Eliminazione dell'effetto delle rettifiche *pro-forma* relative ad interessi ed imposte che determinano uscite di cassa (e che sono quindi inserite nei flussi di cassa operativi *pro-forma*) ma che, in applicazione dei criteri richiesti per la redazione degli stati patrimoniali *pro-forma,* non devono essere riflesse nello stato patrimoniale *pro-forma* di fine periodo.

e. Diminuzione delle disponibilità liquide per acquisizione 50% Skyy, data dal corrispettivo pagato per dell'acquisizione (Euro 235.448) al netto dell'aumento dei debiti a medio-lungo verso banche (Euro 113.469), ipotizzata come già avvenuta prima dell'inizio del semestre 2001 e dell'esercizio 2000, in applicazione dei criteri richiesti per la redazione degli stati patrimoniali *pro-forma.*

5.1.2 Note esplicative ai dati *pro-forma*

5.1.2.1 Scopo di presentazione dei dati *pro-forma*

Come esposto al paragrafo 2, in data 15 gennaio 2002, l'Emittente, attraverso Redfire, direttamente controllata al 100%, ha acquisito dal Venditore il 50% della Società, di cui Redfire, alla data di acquisizione, deteneva già il 8,9%. Il corrispettivo pattuito per l'acquisizione di USD 207.500.000 (Euro 235.448.000) è stato integralmente pagato alla data di acquisizione. Al 15 gennaio 2002, Redfire detiene pertanto, il 58,9% della Società, mentre il Venditore mantiene una partecipazione del 30,1% e il rimanente 11% è posseduto da tre *managers* della Società.

La redazione dei dati *pro-forma* persegue lo scopo di configurare la situazione economica, patrimoniale e finanziaria, sulla base delle ipotesi di seguito illustrate, come se:

i) gli effetti patrimoniali e finanziari decorressero dal:

  a) 30 giugno 2001 per la redazione dello stato patrimoniale *pro-forma* al 30 giugno 2001, e

  b) 31 dicembre 2000 per la redazione dello stato patrimoniale *pro-forma* al 31 dicembre 2000;

ii) quelli economici decorressero dal:

  a) 1 gennaio 2001 per la redazione del conto economico consolidato *pro-forma* e del rendiconto dei flussi di cassa consolidato *pro-forma* per i sei mesi chiusi al 30 giugno 2001, e

  b) 1 gennaio 2000 per la redazione del conto economico consolidato pro-forma e del rendiconto dei flussi di cassa consolidato *pro-forma* per l'esercizio chiuso al 31 dicembre 2000.

5.1.2.2 Ipotesi prese a base per la elaborazione dei dati *pro-forma*

Le ipotesi di base per la predisposizione dei dati *pro-forma* sono le seguenti:

i) Il costo totale dell'acquisizione del partecipazione del 58,9% della Società acquisita, al 15 gennaio 2002, è pari a Euro 251.266.000, composto come segue:

Euro migliaia	**Data di acquisizione (15 gennaio 2002)**
Acquisizione partecipazione 50%	235.448
Costi accessori (spese legali e di revisione)	670
Costo di acquisizione della partecipazione dell'8,9%	15.148
Totale costo acquisizione	**251.266**

L'importo di Euro 15.148.000 per l'acquisizione del precedente 8,9% della Società, è dato dal costo sostenuto nel 1999, Euro 17.020.000, per l'acquisizione di una partecipazione del

10% che, a seguito della diluizione dell'investimento per l'assegnazione di partecipazioni al Management Team (che ha ridotto la percentuale di partecipazione, al 1 gennaio 2002, all'8,9%) verrà ridotto proporzionalmente, per Euro 1.872.000, a Euro 15.148.000 nel bilancio dell'Emittente al 31 dicembre 2001. Tale assegnazione al Management Team, effettuata sulla base della previsione del raggiungimento dei livelli di utili stabiliti dall'Operating Agreement, relativamente alla quota maturata nel 2001, (come descritto nel Capitolo 4) potrà essere retrocessa gratuitamente qualora la Società non raggiunga, in sede di consuntivo, i livelli di utili previsti per l'esercizio 2001. Tuttavia, questa possibilità, secondo le indicazioni della Società e del Venditore, è remota

La differenza tra il valore di carico della partecipazione del 58,9% nella Società (Euro 251.266.000) e la corrispondente quota di patrimonio netto alla data di acquisizione è pari a Euro 251.266.000, essendo il patrimonio netto della Società alla data di acquisizione stimato pari a zero, come evidenziato dale seguente prospetto:

Euro migliaia	**Data di acquisizione (15 gennaio 2002)**
Patrimonio netto ("Members' equity") al 30 giugno 2001	23.726
Distribuzioni del periodo 1 luglio - 31 dicembre 2001	(11.940)
Distribuzione al Venditore il 20 novembre 2001	(17.020)
Stima risultato del periodo 1 luglio - 31 dicembre 2001	
	18.862
Stima patrimonio netto al 31 dicembre 2001	**13.628**
Distribuizione da effettuarsi nel 2002	(13.628)
Stima patrimonio netto alla data di acquisizione (15 gennaio 2002)	**0**

La Società, oltre alle normali distribuzioni effettuate nel corso del 2001, il 20 novembre 2001, come evidenziato nel Capitolo 4, ha effettuato una distribuzione di patrimonio al Venditore per l'importo di Euro 17.020.000, come previsto nell'originario *Operating Agreement*. Sempre in base all'*Operating Agreement*, gli utili maturati e non ancora distribuiti alla data del 31 dicembre 2001 dovranno essere distribuiti nel 2002. L'Emittente riceverà la propria quota di distribuzione sulla base della partecipazione in essere al 31 dicembre 2001. Conseguentemente, nella redazione degli allegati prospetti dello stato patrimoniale consolidato *pro-forma* al 30 giugno 2001 e dei rendiconti dei flussi di cassa consolidati *pro*-forma per il semestre chiuso al 30 giugno 2001 e per l'esercizio chiuso al 31 dicembre 2000, il patrimonio e le riserve della Società in essere a tali date sono stati tutti considerati distribuiti.

La differenza tra il valore di carico della partecipazione e la corrispondente quota di patrimonio netto alla data di acquisizione, pari a Euro 251.266.000, è stata preliminarmente allocata a avviamento ed ammortizzata su un periodo di 20 anni, in linea con i principi contabili dell'Emittente (che prevedono l'ammortamento degli avviamenti in un periodo compreso tra 10 e 20 anni). L'importo annuale dell'ammortamento dell'avviamento *pro-forma* è pari a Euro 12.563.000.

ii) Il pagamento del prezzo per l'acquisizione è stato finanziato per Euro 121.979.000 con l'utilizzo delle disponibilità liquide dell'Emittente e per Euro 113.469.000 mediante l'utilizzo di linee di credito bancarie a breve termine. Il costo finanziario, ipotizzato su entrambe le componenti, è stato pari al 5,5% annuo (pari a Euro 12.950.000) considerando che il rendimento medio delle disponibilità finanziarie dell'Emittente è stato di circa il

5,5% e che il costo per l'accensione di finanziamenti (tenendo conto dell'intento dell'Emittente di ottenere delle linee di credito in Dollari USA a medio termine a tasso prefissato) è altrettanto pari a circa il 5,5%. E' da notare che, utilizzando linee di credito a breve termine in Dollari USA a tasso variabile sul mercato statunitense, è stato attualmente possibile accendere finanziamenti a tasso variabile pari a circa l'1,8% annuo. L'Emittente ritiene prudenzialmente di utilizzare il tasso del 5,5% al fine di dare evidenza degli effetti derivanti dall'ipotizzata accensione di finanziamenti a medio-lungo termine a tasso prefissato e di evidenziare tale indebitamento come indebitamento a medio-lungo termine.

iii) I bilanci della Società redatti in Dollari USA sono stati tradotti in Euro, per la redazione dei prospetti pro-forma, a tutte le date e per tutti i periodi presentati, al cambio in essere al 31 dicembre 2001, pari a 1 Euro = 0,8813 Dollari USA. Tale tasso di cambio non discosta dal tasso di cambio in essere alla data di effettuazione della transazione, 15 gennaio 2002, pari a 1 Euro = 0,8815 Dollari USA. Si è ritenuto di utilizzare un cambio fisso per la traduzione dei bilanci alle diverse date e per i diversi periodi, per non introdurre la variabilità derivante dalla variazione dei tassi di cambio nei dati *pro-forma*. Qualora nella conversione dello stato patrimoniale al 30 giugno 2001, dei conti economici del semestre chiuso al 30 giugno 2001 e dell'esercizio chiuso al 31 dicembre 2000 fossero stati utilizzati, rispettivamente, il tassi di cambio in essere al 30 giugno 2001 ed i tassi di cambio medi storici dei due periodi, l'effetto non sarebbe stato significativo. L'applicazione del cambio fisso di 1 Euro = 0,8813 Dollari USA permette inoltre di utilizzare ai fini dei bilanci pro-forma, lo stesso tasso utilizzato in tutte le altre sezioni del presente Documento Informativo.

A completamento delle ipotesi *pro-forma* vengono fornite le seguenti informazioni:

i) i bilanci *pro-forma* sono stati predisposti sulla base della percentuale di proprietà dell'Emittente, pari al 58,9% al 15 gennaio 2002. In relazione alle opzioni di *put* e *call* con il Venditore e con il Management Team, descritti nel Capitolo 2, che potrebbero determinare l'acquisizione di ulteriori partecipazioni, nel presente capitolo non vengono presentati dati *pro-forma*, essendo tali accordi soggetti al verificarsi di eventi futuri attualmente non prevedibili e quantificabili.

ii) Poichè non sono previste ulteriori assegnazioni di partecipazioni dell'Emittente al Management Team e, d'altronde l'eventualità di una retrocessione di quote del Management Team è remota, nel presente capitolo vengono presentati i bilanci consolidati *pro-forma* nell'ipotesi della proprietà del 58,9% della Società, che rappresenta la situazione effettiva alla data di acquisizione..

5.1.2.3 Riconciliazione patrimonio netto consolidato e utile netto consolidato dell'Emittente e patrimonio netto e utile netto consolidato *pro-forma*

Patrimonio netto

	30 giugno 2001
Patrimonio netto consolidato Campari	**391.847**
Patrimonio netto Skyy secondo principi contabili USA	23.726
Rettifiche principi contabili USA – principi contabili italiani	-
Patrimonio netto Skyy secondo principi contabili italiani	**23.726**
Rettifiche consolidamento *pro-forma*:	
Eliminazione utile non realizzato in magazzino	(666)
Relativo effetto fiscale	200
Effetto netto eliminazione utile non realizzato in magazzino	(466)
Diluizione partecipazione (10%-8,9%)	(1.872)
Eliminazione utile Skyy al 30 giugno 2001 contabilizzato in Redfire	(1.215)
Distribuzione patrimonio e riserve Skyy in essere al 30 giugno 2001	(21.519)
Eliminazione effetto cambi e utili precedenti di Skyy contabilizzati in Campari	(576)
Totale rettifiche *pro-forma*	**(25.648)**
Patrimonio netto consolidato *pro-forma* Campari	**389.925**

Utile netto

	30 giugno 2001	31 dicembre 2000
Utile netto consolidato Campari	**22.672**	**52.831**
Utile netto Skyy secondo principi contabili USA	7.978	13.650
Rettifiche principi contabili USA-principi contabili italiani	4.660	9.758
Utile netto Skyy secondo principi contabili italiani	**12.638**	**23.408**
Rettifiche consolidamento *pro-forma*:		
Eliminazione utile non realizzato in magazzino	401	(729)
Ammortamento avviamento	(6.282)	(12.563)
Interessi su acquisizione 50% partecipazione	(6.475)	(12.950)
Eliminazione utile del periodo di Skyy contabilizzati nel bilancio consolidato Campari	(1.215)	(2.160)
Effetto fiscale	2.414	5.619
Interessi di minoranza	(5.194)	(9.621)
Totale rettifiche *pro-forma*	**(16.351)**	**(32.404)**
Utile netto consolidato *pro-forma* Campari	**18.959**	**43.835**

5.1.2.4. Rettifiche *pro-forma*

Le rettifiche pro-forma sono state apportate seguendo le indicazioni emanate dalla Consob con comunicazione n. 1052803 del 5 luglio 2001, denominata "Principi di redazione dei dati pro-forma",

I dati *pro-forma*, non assoggettati a revisione contabile, sono stati desunti dai seguenti prospetti contabili:

i) dalla relazione semestrale consolidata dell'Emittente al 30 giugno 2001, assoggettata a revisione limitata da parte della società di revisione, e dal bilancio consolidato dell'Emittente al 31 dicembre 2000, assoggettato a revisione da parte della società di revisione;

ii) dal bilancio al 30 giugno 2001della Società acquisita, assoggettato a revisione limitata da parte della società di revisione e dal bilancio della Società acquisita al 31 dicembre 2000, assoggettato a revisione da parte di altra società di revisione. In relazione al bilancio al 31 dicembre 2000, l'altra società di revisione ha effettuato la revisione del bilancio secondo principi contabili di generale accettazione negli Stati Uniti d'America.

La predisposizione dei dati *pro-forma* ha richiesto modifiche ai bilanci della Società acquisita per renderli conformi a quelli dell'Emittente. Le rettifiche sono evidenziate nei prospetti dei dati pro-forma e sono spiegate in dettaglio al capitolo 4.

5.2.1. Dati storici e *pro-forma* per azione - in forma comparativa

Euro	Campari consolidato	Skyy	Rettifiche *pro-forma*	Campari consolidato *pro-forma*
		30 giugno 2001		
Numero azioni Campari	29.040.000			29.040.000
EBITDA per azione	1,79	0,46	0,01	2,26
Risultato operativo per azione - EBIT	1,37	0,44	(0,20)	1,61
Utile prima delle imposte per azione	1,27	0,44	(0,47)	1,24
Utile netto per azione	0,78	0,44	(0,56)	0,65
Flussi di cassa generati dalle attività operative per azione	1,16	0,16	(0,14)	1,18
Patrimonio netto per azione	13,49	0,82	(0,88)	13,43
		31 dicembre 2000		
Numero azioni Campari	29.040.000			29.040.000
EBITDA per azione	3,60	0,85	(0,03)	4,42
Risultato operativo per azione – EBIT	2,93	0,82	(0,46)	3,29
Utile prima delle imposte per azione	3,35	0,81	(0,98)	3,18
Utile netto per azione	1,82	0,81	(1,12)	1,51
Flussi di cassa generati dalle attività operative per azione	3,61	0,85	0,25	4,20

5.2.2 Variazioni significative dei dati per azione registrate per effetto dell'operazione.

I dati per azione, al 30 giugno 2001 ed al 31 dicembre 2000, evidenziano:

i) incremento dell'EBITDA *pro-forma* rispetto all'EBITDA consolidato di Campari (26% al 30 giugno 2001 e 23% al 31 dicembre 2000) dovuto al significativo apporto di Skyy

ii) incremento del risultato operativo (EBIT) *pro-forma* inferiore all'incremento dell'EBITDA *pro-forma* (18% al 30 giugno 2001 e 12% al 31 dicembre 2000) per l'effetto dell'ammortamento dell'avviamento derivante dall'acquisizione

iii) decremento dell'utile prima delle imposte *pro-forma* (2% al 30 giugno 2001 e 5% al 31 dicembre 2000) per effetto degli oneri finanziari derivanti dall'acquisizione e ulteriore decremento dell'utile netto *pro-forma* (17% al 30 giugno 2001 e 17% al 31 dicembre 2000) per effetto della quota di utile di competenza degli azionisti di minoranza

iv) incremento dei flussi di cassa generati dalle attività operative *pro-forma* nel 2001 del 2% e nel 2000 del 16% per l'apporto di Skyy, al netto delle rettifiche *pro-forma* che determinano uscite di cassa

5.3 Relazioni della società di revisione concernente l'esame dei dati economici, patrimoniali e finanziari *pro-forma.*

Le relazioni della società di revisione concernente l'esame della redazione dei dati economici, patrimoniali e finanziari consolidati *pro-forma*, ed attestante la ragionevolezza delle ipotesi di base utilizzate per la redazione dei dati *pro-forma*, la corretta applicazione della metodologia utilizzata nonché la correttezza dei principi contabili utilizzati per la redazione dei medesimi dati è allegata al presente Documento Informativo.

6. PROSPETTIVE DELLE'EMITTENTE E DEL GRUPPO AD ESSO FACENTE CAPO

6.1 Conto economico consolidato del periodo gennaio - settembre 2001

La tabella seguente espone il conto economico consolidato riclassificato relativo ai primi nove mesi del 2001.

I valori del 2001, espressi in milioni di Euro, sono confrontati con quelli del corrispondente periodo del 2000; viene inoltre evidenziata, per ogni linea, l'incidenza percentuale sulle vendite (al netto di sconti e accise), nonché la variazione percentuale intercorsa tra i corrispondenti valori registrati nei due periodi posti a confronto.

Conto economico consolidato (dati progressivi)	30 settembre 2001		30 settembre 2000		Variazione %
(Euro milioni)	valore	%	valore	%	
Vendite nette	**347,3**	**100,0%**	**321,1**	**100,0%**	**8,2%**
Costo del venduto	(151,7)	(43,7%)	(133,0)	(41,4%)	14,0%
Margine lordo	**195,6**	**56,3%**	**188,1**	**58,6%**	**4,0%**
Pubblicità e promozioni	(67,3)	(19,4%)	(65,1)	(20,3%)	3,4%
Spese di vendita e distribuzione	(39,4)	(11,3%)	(36,6)	(11,4%)	7,7%
Margine commerciale	**88,9**	**25,6%**	**86,4**	**26,9%**	**2,9%**
Spese generali e amministrative	(21,7)	(6,2%)	(20,6)	(6,4%)	5,5%
Ammortamento avviamento e marchi	(8,7)	(2,5%)	(5,8)	(1,8%)	50,7%
Risultato operativo (EBIT) prima dei costi non ricorrenti	**58,5**	**16,8%**	**60,0**	**18,7%**	**(2,5%)**
Costi non ricorrenti	(4,6)	(1,3%)	(0,7)	(0,2%)	
Risultato operativo (EBIT)	**53,9**	**15,5%**	**59,3**	**18,5%**	**(9,1%)**
Proventi (oneri) finanziari netti	2,5	0,7%	2,7	0,8%	(7,3%)
Utili (perdite) su cambi netti	(1,6)	(0,5%)	(0,1)	(0,0%)	
Altri proventi (oneri) non operativi	1,0	0,3%	6,5	2,0%	(84,9%)
Interessi di minoranza	0,0	0,0%	0,0	0,0%	0,0%
Utile prima delle imposte	**55,8**	**16,1%**	**68,4**	**21,3%**	**(18,3%)**
EBITDA prima dei costi non ricorrenti	**77,3**	**22,3%**	**74,5**	**23,2%**	**3,8%**
EBITDA	**72,6**	**20,9%**	**73,7**	**23,0%**	**(1,5%)**

Nel periodo in oggetto il Gruppo ha realizzato un risultato operativo (EBIT) prima dei costi non ricorrenti di Euro 58,5 milioni, che evidenzia una flessione del 2,5% rispetto al risultato di Euro 60,0 milioni del corrispondente periodo del 2000.

Le vendite al netto di sconti e accise sono state pari a Euro 347,3 milioni e sono cresciute complessivamente del 8,2%.

Il costo del venduto, somma del costo delle materie prime e dei costi di produzione, pari a Euro 151,7 milioni, ha evidenziato una crescita più che proporzionale rispetto alla crescita delle vendite nette (+14,0%), tale per cui l'incidenza di tale costo sulle vendite stesse, passando dal 41,4% al 43,7%, ha generato un'erosione della marginalità del 2,3%.

L'incremento del costo del venduto, principale causa della contrazione della redditività complessiva del periodo, può essere attribuito essenzialmente agli effetti derivanti dal consolidamento dell'acquisizione brasiliana e dall'incremento del costo delle materie prime.

Il costo del venduto dei *brand* brasiliani recentemente acquisiti è risultato infatti, come previsto, sensibilmente superiore a quello organico del Gruppo; in particolare, nel periodo in oggetto, l'effetto del consolidamento di questo *business* spiega più della metà della variazione dell'incidenza del costo del venduto del Gruppo.

Le materie prime hanno avuto un incremento medio dei costi unitari del 4%, determinato prevalentemente da una crescita molto consistente del prezzo dell'alcol (superiore al 50%), da un ben più contenuto aumento del prezzo del vetro e degli imballaggi e da una sostanziale stabilità di altre importanti materie prime, quali lo zucchero e gli estratti.

Gli investimenti per il sostegno promo - pubblicitario dei marchi sono stati pari a Euro 67,3 milioni e hanno evidenziato una crescita del 3,4% rispetto ai primi nove mesi del 2000 e un'incidenza sulle vendite nette più contenuta, passata dal 20,3% al 19,4%. In questo caso il consolidamento dell'acquisizione brasiliana ha contribuito alla riduzione dell'incidenza sulle vendite nette, in quanto tipicamente il costo medio per contatto nei mercati emergenti é inferiore a quello dei mercati maggiormente sviluppati. L'investimento a supporto dei marchi *Cinzano*, anche in conseguenza dell'inasprimento della concorrenza in alcuni importanti mercati, al 30 settembre 2001 è stato inferiore allo scorso anno.

I costi di vendita e distribuzione, che strutturalmente hanno una forte componente variabile, nel periodo in oggetto sono cresciuti del 7,7%, mantenendo quindi sostanzialmente invariata la loro incidenza percentuale sulle vendite nette.

Il margine commerciale del periodo è stato di Euro 88,9 milioni, in crescita del 2,9% rispetto a quello realizzato nel 2000, pari a Euro 86,4 milioni.

Le spese generali e amministrative, che includono anche oneri e proventi diversi di natura operativa, hanno evidenziato una crescita del 5,5% rispetto al 2000. In questo caso l'effetto del consolidamento delle attività brasiliane acquisite, caratterizzate da una consistente struttura amministrativa, ha avuto un impatto molto rilevante sulla crescita del costo in assoluto, che pure ha visto leggermente ridotta la sua incidenza percentuale sulle vendite nette (dal 6,4% al 6,2%).

Il risultato operativo prima dei costi non ricorrenti e dell'ammortamento dell'avviamento e dei marchi, pari a Euro 67,2 milioni, ha registrato una crescita del 2,1% rispetto ai primi nove mesi del 2000.

L'ammortamento dell'avviamento e dei marchi per il periodo gennaio - settembre 2001, è stato di Euro 8,7 milioni, in crescita di Euro 2,9 milioni rispetto al corrispondente periodo del 2000. Tale differenza, quasi totalmente imputabile all'ammortamento dell'avviamento iscritto nel bilancio consolidato a seguito dell'acquisizione brasiliana, ha avuto un impatto significativo sul risultato operativo del Gruppo.

I costi non ricorrenti del 2001 ammontano a Euro 4,6 milioni e sono costituiti:

- per Euro 2,3 milioni dalle spese sostenute nel primo semestre dell'anno per la quotazione in Borsa;
- per Euro 1,9 milioni da oneri di ristrutturazione, relativi per la maggior parte alla riorganizzazione della rete commerciale italiana;
- per Euro 0,4 milioni da oneri connessi alla attività di *M&A*.

Nei primi nove mesi del 2000 i costi non ricorrenti ammontavano a Euro 0,7 milioni, relativi a oneri di ristrutturazione; l'incremento di tale posta ha pertanto sul risultato operativo del 2001 un impatto negativo pari a Euro 3,9 milioni.

In sintesi, il risultato operativo (EBIT) del periodo, che risulta significativamente penalizzato dall'ammortamento dell'avviamento e dai costi non ricorrenti, è stato di Euro 53,9 milioni, in flessione del 9,1% rispetto a quello conseguito nei primi nove mesi del 2000, pari a Euro 59,3 milioni.

Le poste di natura finanziaria e straordinaria del conto economico evidenziano differenze molto significative tra i valori dei primi nove mesi del 2001 e quelli del corrispondente periodo del 2000; in particolare i due periodi posti a raffronto evidenziano rispettivamente nel 2001:

- minori proventi straordinari per Euro 5,5 milioni, principalmente attribuibili alle consistenti plusvalenze realizzate nel 2000 su cessioni di immobili non strumentali;

- maggiori perdite su cambi per Euro 1,5 milioni, di cui Euro 0,5 milioni non realizzati e relativi alla rivalutazione di un debito acceso in USD;

- minori proventi finanziari netti per Euro 0,2 milioni.

Conseguentemente, l'utile prima delle imposte, pari a Euro 55,8 milioni, evidenzia una contrazione del 18,3% rispetto a quello realizzato nei primi nove mesi del 2000, pari a Euro 68,4 milioni.

Posizione finanziaria netta

(Euro milioni)	30 settembre 2001	30 giugno 2001	31 dicembre 2000
Cassa e disponibilità presso banche	147,4	137,7	167,7
Titoli a breve negoziabili (*)	42,4	41,3	48,9
Indebitamento verso banche	(85,6)	(88,2)	(11,5)
Indebitamento per *leasing* immobiliare e altri debiti finanziari (quota a breve termine)	(1.8)	(2,6)	(1,6)
Disponibilità nette a breve	**102,4**	**88,2**	**203,5**
Indebitamento per *leasing* immobiliare e altri debiti finanziari (quota a medio lungo termine)	(14,0)	(13,5)	(15,3)
Posizione finanziaria netta	**88,4**	**74,7**	**188,2**

(*) non include l'acquisto di azioni proprie da parte della Capogruppo, iscritte tra le immobilizzazioni finanziarie per un importo pari a Euro 31 milioni.

6.2 Esercizio in corso

Nell'ultimo trimestre del 2001, le vendite dei principali prodotti del Gruppo sono state più che soddisfacenti in tutti i più importanti mercati.

Di conseguenza, si stima che le vendite nette consolidate dell'esercizio chiuso al 31 dicembre 2001 possano ampiamente raggiungere una crescita del 10% rispetto all'esercizio precedente.

Il presente documento informativo è stato redatto secondo le indicazioni dell'Art.71 e dell'allegato 3B (*informativa societaria - documenti informativi relativi alle operazioni significative di acquisizione/cessione, fusione e scissione*) – schema nr.3 (*operazioni significative di acquisizione o di cessione di partecipazioni, rami di azienda, cespiti*) al regolamento n. 11971/99, e successive modifiche, di attuazione D.Lgs. 58/98 concernente la disciplina degli emittenti.
Esso contiene le informazioni necessarie a valutare con fondatezza la situazione economica, patrimoniale, i risultati e le prospettive dell'emittente con riferimento all'operazione di acquisizione ivi descritta.

Milano, lì 30 gennaio 2002

Il Presidente
del Consiglio d'Amministrazione di Davide Campari - Milano S.p.A.

Allegato

- Relazioni della società di revisione sull'esame dello stato patrimoniale consolidato riclassificato pro-forma e del conto economico consolidato riclassificato pro-forma della Davide Campari – Milano S.p.A. per l'esercizio chiuso al 31 dicembre 2000 e per il semestre chiuso al 30 giugno 2001, ai sensi dell'art. 71 della Delibera Consob n. 11971 del 14 maggio 1999 e successive modifiche, Allegato 3B, Schema 3.

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

RELAZIONE SULL'ESAME DEI DATI CONSOLIDATI PRO-FORMA
(non assoggettati a revisione contabile)

al 31 dicembre 2000

Al Consiglio di Amministrazione della
Davide Campari - Milano S.p.A.

1. Abbiamo esaminato i prospetti relativi allo stato patrimoniale consolidato pro-forma e al conto economico consolidato pro-forma, corredati delle note esplicative, ("i prospetti consolidati pro-forma") di Davide Campari - Milano S.p.A. e controllate (il "Gruppo Campari") per l'esercizio chiuso al 31 dicembre 2000. Tali prospetti consolidati pro-forma derivano dai dati storici relativi al bilancio consolidato del Gruppo Campari chiuso al 31 dicembre 2000, dal bilancio di Skyy Spirits, LLC (la "Società") chiuso al 31 dicembre 2000 e dalle scritture di rettifica pro-forma ad essi applicate e da noi esaminate.

   Il bilancio consolidato del Gruppo Campari è stato da noi assoggettato a revisione contabile a seguito della quale è stata emessa la relazione datata 3 aprile 2001.

   Il bilancio della Società al 31 dicembre 2000, predisposto secondo principi contabili di generale accettazione negli USA ed espresso in dollari USA, è stato assoggettato a revisione da parte di altra società di revisione a seguito della quale è stata emessa la relazione datata 16 marzo 2001 ed aggiornata al 7 dicembre 2001 in relazione alle informazioni aggiuntive contenute nelle Notes 8 e 11 del bilancio e relative ad eventi successivi alla data di bilancio.

   Gli effetti delle differenze tra i principi contabili USA e i principi contabili del Gruppo Campari, che sono conformi ai principi contabili italiani, sono evidenziati nelle note esplicative.

   I prospetti consolidati pro-forma sono stati redatti sulla base delle ipotesi descritte nelle note esplicative, per riflettere retroattivamente l'operazione di acquisizione del 50% della Società, storicamente avvenuta il 15 gennaio 2002, da parte del Gruppo Campari, attraverso Redfire Inc., direttamente controllata al 100%. Il corrispettivo per l'acquisizione, pari a Dollari USA 207.500.000 (Euro 235.448.000), è stato integralmente pagato alla data di acquisizione. Alla stessa data Redfire Inc. deteneva già l'8,9% della Società.

2. I prospetti consolidati pro-forma relativi all'esercizio chiuso al 31 dicembre 2000 sono stati predisposti ai fini di quanto richiesto dall'articolo 71 e dall'Allegato 3B – Schema 3 al regolamento n. 11971/99, e successive modifiche, di attuazione del D.Lgs. 58/98 concernente la disciplina degli emittenti.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via Romagnosi 18/A
C.F. 00434000584 - P.I. 00891231003
Registro imprese n. 6697/89 Roma
Capitale Sociale L. 2.020.000.000 i.v.
Euro 1.043.243

L'obiettivo della redazione dei prospetti consolidati pro-forma è quello di rappresentare, secondo criteri di valutazione coerenti con i dati storici e conformi alla normativa di riferimento, gli effetti sull'andamento economico e sulla situazione patrimoniale del Gruppo Campari dell'operazione summenzionata, come se essa fosse virtualmente avvenuta il 31 dicembre 2000 e, per quanto si riferisce ai soli effetti economici, all'inizio dell'esercizio 2000. Tuttavia, va rilevato che qualora l'operazione di acquisizione del 50% della Società fosse realmente avvenuta alla data ipotizzata, non necessariamente si sarebbero ottenuti gli stessi risultati qui rappresentati.

La responsabilità della redazione dei prospetti consolidati pro-forma compete agli Amministratori di Davide Campari - Milano S.p.A. E' nostra la responsabilità della formulazione di un giudizio professionale sulla ragionevolezza delle ipotesi adottate dagli Amministratori per la redazione dei prospetti consolidati pro-forma e sulla correttezza della metodologia da essi utilizzata per l'elaborazione dei medesimi prospetti. Inoltre è nostra la responsabilità della formulazione di un giudizio professionale sulla correttezza dei criteri di valutazione e dei principi contabili utilizzati.

3. Il nostro esame è stato svolto secondo i criteri raccomandati dalla CONSOB nella Raccomandazione n. DEM/1061609 del 9 agosto 2001 per la verifica dei dati pro-forma ed effettuando i controlli che abbiamo ritenuto necessari per le finalità dell'incarico conferitoci.

4. A nostro giudizio, le ipotesi di base adottate da Davide Campari – Milano S.p.A. per la redazione dei prospetti relativi allo stato patrimoniale consolidato pro-forma e al conto economico consolidato pro-forma, corredati delle note esplicative, relativi all'esercizio chiuso al 31 dicembre 2000, per l'acquisizione del 50% di Skyy Spirits, LLC, sono ragionevoli e la metodologia utilizzata per l'elaborazione dei predetti prospetti è stata applicata correttamente per le finalità informative descritte in precedenza. Inoltre riteniamo che i criteri di valutazione ed i principi contabili utilizzati per la redazione dei medesimi prospetti siano corretti.

Milano, 29 gennaio 2002

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

RELAZIONE SULL'ESAME DEI DATI CONSOLIDATI PRO-FORMA
(non assoggettati a revisione contabile)

al 30 giugno 2001

Al Consiglio di Amministrazione della
Davide Campari - Milano S.p.A.

1. Abbiamo esaminato i prospetti relativi allo stato patrimoniale consolidato pro-forma e al conto economico consolidato pro-forma, corredati delle note esplicative, ("i prospetti consolidati pro-forma") di Davide Campari - Milano S.p.A. e controllate (il "Gruppo Campari") per il semestre chiuso al 30 giugno 2001. Tali prospetti consolidati pro-forma derivano dai dati storici relativi alla relazione semestrale consolidata del Gruppo Campari per il semestre chiuso al 30 giugno 2001, dal bilancio semestrale di Skyy Spirits, LLC (la "Società") chiuso al 30 giugno 2001 e dalle scritture di rettifica pro-forma ad essi applicate e da noi esaminate.

   La relazione semestrale consolidata del Gruppo Campari per il semestre chiuso al 30 giugno 2001 è stata da noi assoggettata a revisione contabile limitata a seguito della quale è stata emessa la relazione datata 14 settembre 2001. Il bilancio semestrale della Società chiuso al 30 giugno 2001 è stato da noi assoggettato a procedure di revisione contabile limitata senza emissione di relazione. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste del bilancio, nell'analisi dei criteri di valutazione e dei principi contabili utilizzati tramite colloqui con la Direzione del gruppo Campari, e nello svolgimento di analisi di bilancio. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa. Di conseguenza, non abbiamo espresso un giudizio professionale di revisione sui prospetti contabili semestrali sopra indicati.

   I prospetti consolidati pro-forma sono stati redatti sulla base delle ipotesi descritte nelle note esplicative, per riflettere retroattivamente gli effetti dell'operazione di acquisizione del 50% della Società, storicamente avvenuta il 15 gennaio 2002, da parte del Gruppo Campari, attraverso Redfire Inc., direttamente controllata al 100%. Il corrispettivo per l'acquisizione, pari a Dollari USA 207.500.000 (Euro 235.448.000), è stato integralmente pagato alla data di acquisizione. Alla stessa data Redfire Inc. deteneva già l'8,9% della Società.

2. I prospetti consolidati pro-forma relativi al semestre chiuso al 30 giugno 2001 sono stati predisposti ai fini di quanto richiesto dall'articolo 71 e dall'Allegato 3B - Schema 3 al regolamento n. 11971/99, e successive modifiche, di attuazione del D.Lgs. 58/98 concernente la disciplina degli emittenti.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via Romagnosi 18/A
C.F. 00434000584 - P.I. 00891231003
Registro imprese n. 6697/89 Roma
Capitale Sociale L. 2.020.000.000 i.v.
Euro 1.043.243

L'obiettivo della redazione dei prospetti consolidati pro-forma è quello di rappresentare, secondo criteri di valutazione coerenti con i dati storici e conformi alla normativa di riferimento, gli effetti sull'andamento economico e sulla situazione patrimoniale del Gruppo Campari dell'operazione summenzionata, come se essa fosse virtualmente avvenuta il 30 giugno 2001 e, per quanto si riferisce ai soli effetti economici, all'inizio del semestre 2001. Tuttavia, va rilevato che qualora l'operazione di acquisizione del 50% della Società fosse realmente avvenuta alla data ipotizzata, non necessariamente si sarebbero ottenuti gli stessi risultati qui rappresentati.

La responsabilità della redazione dei prospetti consolidati pro-forma compete agli Amministratori di Davide Campari – Milano S.p.A. E' nostra la responsabilità della formulazione di un giudizio professionale sulla ragionevolezza delle ipotesi adottate dagli Amministratori per la redazione dei prospetti consolidati pro-forma e sulla correttezza della metodologia da essi utilizzata per l'elaborazione dei medesimi prospetti. Inoltre è nostra la responsabilità della formulazione di un giudizio professionale sulla correttezza dei criteri di valutazione e dei principi contabili utilizzati.

3. Il nostro esame è stato svolto secondo i criteri raccomandati dalla CONSOB nella Raccomandazione n. DEM/1061609 del 9 agosto 2001 per la verifica dei dati pro-forma ed effettuando i controlli che abbiamo ritenuto necessari per le finalità dell'incarico conferitoci.

4. Dal lavoro svolto nulla è emerso che ci induca a ritenere che le ipotesi di base adottate da Davide Campari – Milano S.p.A. per la redazione dei prospetti relativi allo stato patrimoniale consolidato pro-forma e al conto economico consolidato pro-forma, corredati delle note esplicative, per il semestre chiuso al 30 giugno 2001 per l'acquisizione del 50% di Skyy Spirits, LLC non siano ragionevoli, che la metodologia utilizzata per l'elaborazione dei predetti prospetti non sia stata applicata correttamente per le finalità informative descritte in precedenza e, infine, che nella redazione dei medesimi prospetti siano stati utilizzati criteri di valutazione e principi contabili non corretti.

Milano, 29 gennaio 2002

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)